UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

September 10, 2026

COPART, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-23255	94-2867490
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

14185 Dallas Parkway

Suite 300

Dallas, Texas 75254

(Address of principal executive offices, including zip code)

(972) 391-5000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CPRT	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 1 - Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 10, 2026, ACV Auctions Inc., a Delaware corporation (“ACV”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Copart, Inc., a Delaware corporation (“Parent”), and Apple Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) within 5 business days following the date of the Merger Agreement if practicable (and in any event no later than 7 business days after the date of the Merger Agreement) to acquire all of ACV’s outstanding shares of common stock, par value $0.001 per share (“ACV Stock”), for $10.50 per share, net to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”). The Offer will remain open for a minimum of 10 business days from the date of commencement.

The obligation of Merger Sub to purchase shares of ACV Stock tendered in the Offer is subject to customary closing conditions, including (i) shares of ACV Stock having been validly tendered and not properly withdrawn that represent, together with the shares then owned by Parent and Merger Sub, at least one share more than 50% of the shares of the ACV Stock outstanding at the expiration time of the Offer (the “Minimum Condition”), (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer and the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any injunction or other order issued by a court of competent jurisdiction in any jurisdiction where ACV and its Subsidiaries have material business operations prohibiting the consummation of the Offer or the Merger and (iv) other customary conditions set forth in Annex I of the Merger Agreement. The consummation of the Offer is not subject to any financing condition.

As soon as practicable after (and in no event later than the business day following) the time at which shares of ACV Stock are first accepted for payment and paid for under the Offer, subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ACV, with ACV surviving the merger as a wholly owned subsidiary of Parent (the “Merger”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals.

At the effective time of the Merger (the “Effective Time”), each share of ACV Stock (other than treasury shares held by ACV and any shares of ACV Stock owned by Parent, Merger Sub or any person who is entitled to and properly demands statutory appraisal of his or her shares) will be converted into the right to receive the Offer Price in cash, without interest (“Merger Consideration”), subject to any required withholding taxes.

At the Effective Time, each outstanding option to purchase shares of ACV Stock (“Stock Options”) which is vested and has a per share exercise price less than the Merger Consideration will be canceled in exchange for the right to receive a cash payment equal to (x) the number of shares of ACV Stock subject to such Stock Option multiplied by (y) the excess of (A) the Offer Price over (B) the applicable per share exercise price of the Stock Option subject to any required withholding taxes. Each outstanding Stock Option that is vested and has a per share exercise price equal to or greater than the Merger Consideration will be canceled for no consideration.

At the Effective Time, each unvested outstanding Stock Option will be converted into an option to acquire, a number of shares of common stock of Parent (a “Converted Stock Option”) determined by multiplying the number of such Stock Options by the Exchange Ratio (as defined in the Merger Agreement), at an exercise price per share of common stock of Parent equal to the exercise price per share of such Stock Option divided by the Exchange Ratio.

At the Effective Time, each outstanding award of restricted stock units with respect to shares of ACV Stock that is or was subject to vesting conditions based solely on continued employment or service (each, a “Restricted Stock Unit”), that is held by a non-employee member of the board of directors or by any former service provider of ACV will be fully vested (to the extent unvested), and converted into the right to receive the Offer Price, subject to any required withholding taxes.

At the Effective Time, each other Restricted Stock Unit will be converted into a restricted stock unit award, with respect to a number of shares of common stock of Parent (a “Converted RSU”) determined by multiplying the number of shares of ACV Stock subject to such Restricted Stock Unit by the Exchange Ratio.

At the Effective Time, each restricted stock unit award with respect to shares of ACV Stock that includes performance-based vesting conditions (each, a “Performance Stock Unit”) will be converted into a restricted stock unit award, with respect to a number of shares of common stock of Parent (a “Converted PSU”) determined by multiplying the number of shares of ACV Stock subject to such Performance Stock Unit based on the greater of target and actual performance (as determined by the Compensation Committee of the board of directors in its discretion) by the Exchange Ratio.

The Converted Stock Options, Converted RSUs and Converted PSUs will remain subject to the same terms and conditions (other than applicable performance goals) that applied immediately prior to the Effective Time.

ACV’s Employee Stock Purchase Plan (the “ESPP”) will terminate on the earlier of the first purchase date following the date of the Merger Agreement and the tenth trading day prior to Effective Time, in each case subsequent to the exercise of purchase rights under the ESPP on such purchase date.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this nature, including an agreement that, subject to certain exceptions, the parties will use reasonable best efforts to cause the Offer and the Merger to be consummated. Until the earlier of the termination of the Merger Agreement and the Effective Time, ACV has agreed to operate its business in the ordinary course of business consistent with past practice and has agreed to certain other negative operating covenants, as set forth more fully in the Merger Agreement.

The Merger Agreement also contains a “no-shop” provision that, in general, restricts ACV’s ability to (i) solicit, facilitate or encourage the making of Acquisition Proposals (as defined in the Merger Agreement) or any inquiries regarding Acquisition Proposals from third parties or (ii) provide information to or engage in discussions or negotiations with third parties in connection with or in response to an Acquisition Proposal. The no shop provision is subject to a “fiduciary out” provision that allows ACV, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to unsolicited third-party acquisition proposals that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and, subject to compliance with certain obligations, to terminate the Merger Agreement and accept a Superior Proposal upon payment to Parent of the termination fee discussed below.

The Merger Agreement also includes customary termination provisions for both ACV and Parent, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by ACV, to accept and enter into a definitive agreement with respect to a Superior Proposal, ACV will pay Parent a termination fee of $57,700,000. Additionally, Parent, under specified circumstances, including termination following an injunction arising in connection with the HSR Act or a Competition Law, or failure to satisfy the HSR Condition or the Injunction Condition by the End Date (as defined in the Merger Agreement), will be required to pay ACV a termination fee of $115,300,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide ACV’s stockholders and other security holders with information regarding its terms and is not intended to provide any factual information about ACV or Parent. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by ACV’s stockholders or other security holders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material to ACV’s stockholders or other security holders. ACV’s stockholders or other security holders are not third-party beneficiaries under the Merger Agreement (except with respect to ACV’s stockholders or other security holders’ right to receive the Merger Consideration following the Effective Time) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ACV, Parent or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ACV’s or Parent’s public disclosures.

Support Agreement

Concurrently with the entry into the Merger Agreement, certain holders of ACV Stock, entered into a Support Agreement (the “Support Agreement”) with Parent (the “Support Stockholders”). The Support Stockholders agreed, among other things, (i) to tender all of their shares of ACV Stock in the Offer, (ii) to vote all such shares in favor of the Merger (if applicable), and (iii) to certain restrictions on their ability to take actions with respect to ACV and ACV Stock. The Support Stockholders beneficially owned approximately 4.1% of outstanding ACV Stock as of September 8, 2026. The Support Agreement terminates upon the earliest of termination of the Merger Agreement, the Effective Time, adverse modifications to the Offer, ACV’s board changing its recommendation, or mutual written consent.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Section 7 - Regulation FD

Item 7.01	Regulation FD Disclosure.

On September 10, 2026, Parent and ACV issued a joint press release announcing the execution of the Merger Agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference. In addition, Parent has made available an investor presentation regarding the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

The information contained in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Section 9 - Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of September 10, 2026, by and among ACV Auctions Inc., Copart, Inc. and Apple Merger Sub, Inc.

10.1*	Form of Support Agreement

99.1	Joint Press Release, dated September 10, 2026

99.2	Investor Presentation, dated September 10, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain confidential information has been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copart, Inc. hereby undertakes to furnish copies of any such information to the SEC upon request.

Additional Information and Where to Find It

The tender offer has not yet commenced. This document is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of ACV or any other entity, nor is it a substitute for any tender offer materials that Parent, Merger Sub or ACV will file with the U.S. Securities and Exchange Commission (“SEC”). A solicitation and an offer to buy securities of ACV will be made only pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC, and ACV thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

SECURITYHOLDERS AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITYHOLDERS SHOULD READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of ACV at no expense to them.

The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “Financial Resources—All SEC filings” section of Parent’s investor relations website at https://www.copart.com/content/us/en/investor-relations. The Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that ACV has filed with or furnished to the SEC will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “SEC Filings” section of ACV’s investor relations website at https://investors.acvauto.com.

Forward-Looking Statements

The contents of this Current Report on Form 8-K include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance.

Forward-looking statements include, without limitation, statements regarding the tender offer, the merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of ACV and Parent, including, without limitation, the anticipated benefits, cost and revenue synergies and other opportunities of the transaction, the expected impact of the transaction on Parent’s revenue growth, the combined company’s growth profile and strategy, the expected impact to Parent’s earnings per share, and the ability of Parent to integrate ACV and to advance its business, products, technology and platform; and any assumptions underlying any of the foregoing.

Parent’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, uncertainties as to the timing of the tender offer and the merger; the risk that the tender offer or the merger may not be completed in a timely manner or at all; uncertainties as to the percentage of ACV’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for ACV will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), including the risk that the anticipated cost and revenue synergies and other benefits of the transaction are not realized when expected or at all; risks related to the integration of ACV’s business, operations, technology and personnel; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require ACV to pay a termination fee or other expenses; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on Parent’s business; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on ACV’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from Parent’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense, indemnification and liability.

A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in Parent’s SEC filings and reports, including in Parent’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as in ACV’s most recent Annual Report on Form 10-K and its subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this Current Report on Form 8-K. Parent undertakes no obligation to publicly update or revise the information in this Current Report on Form 8-K, including any forward-looking statements, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COPART, INC.

	By:	/s/ Leah Stearns
Leah Stearns, Chief Financial Officer
Principal Financial and Accounting Officer and duly Authorized Officer

Date: September 10, 2026

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

September 10, 2026

among

ACV AUCTIONS INC.,

COPART, INC.

and

APPLE MERGER SUB, INC.

i

ii

Annex I	Offer Conditions
Exhibit A	Support Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (as amended in accordance with the terms and conditions hereof, this “Agreement”) dated as of September 10, 2026, among ACV Auctions Inc., a Delaware corporation (the “Company”), Copart, Inc., a Delaware corporation (“Parent”), and Apple Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, the board of directors of the Company (the “Board of Directors”) has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its stockholders, (b) declared this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, advisable, (c) adopted and approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the agreements contained herein and the consummation of the transactions contemplated hereby, including the Offer and the Merger, on the terms and subject to the conditions contained herein, and (d) resolved, subject to Section 6.04(b) hereof, to recommend acceptance of the Offer by the stockholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of Parent and the stockholders of Parent, and of Merger Sub, (b) declared this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, advisable, (c) adopted and approved this Agreement, the execution and delivery of this Agreement, the performance of their respective agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, on the terms and subject to the conditions contained herein, and (d) in the case of the board of directors of Merger Sub, recommended that Parent adopt this Agreement pursuant to Section 251 of the DGCL;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement for Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company are entering into a support agreement with Parent in the form attached hereto as Exhibit A (the “Support Agreement”) pursuant to which, among other things, each such stockholder has agreed, subject to the terms and conditions of the Support Agreement, to tender any Shares owned or controlled by such stockholder into the Offer;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, $0.001 par value, of the Company (collectively, the “Shares”) at a price of $10.50 per Share (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller thereof in cash, without interest; and

WHEREAS, as soon as practicable following consummation of the Offer, Merger Sub will be merged with and into the Company without stockholder approval in accordance with Section 251(h) of the DGCL, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (x) is entered into after the date hereof and contains terms, including with respect to confidentiality and use, taken as a whole, that (i) are not less restrictive in the aggregate to the Company’s counterparty thereto than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not contain any standstill or similar provision), and (ii) does not prohibit compliance by the Company with Section 6.04 or (y) has been entered into by the Company within six (6) months prior to the date hereof and does not prohibit compliance by the Company with Section 6.04.

“Acceptance Time” has the meaning set forth in Section 2.01(d).

“Acquisition Proposal” means (other than the Offer and the Merger) any indication of interest, proposal or offer from any Third Party relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or its Subsidiaries (including securities of the Company’s Subsidiaries) that constitute 25% or more of the fair market value of the consolidated assets of the Company, or to which 25% or more of the revenues or earnings of the Company on a consolidated basis are attributable, (ii) direct or indirect (whether in a single transaction or a series of related transactions) (1) issuance of 25% or more of any class of equity or voting securities of the Company or (2) acquisition or issuance of any equity or voting securities of any of the Company’s Subsidiaries which would result in any Third Party (or the stockholders of such Third Party) owning assets, individually or in the aggregate, constituting 25% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries (taken as a whole) or to which 25% or more of the consolidated revenues or earnings of the Company and its Subsidiaries (taken as a whole) are attributable, (iii) tender offer or exchange offer that, if consummated, would result in such Third Party (or the stockholders of such Third Party) beneficially owning 25% or more of any class of equity or voting securities of the Company, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction involving (A) the

Company which would result in any Third Party (or the stockholders of such Third Party) owning 25% or more of any class of equity or voting securities of the Company or (B) the Company or any of its Subsidiaries which would result in any Third Party (or the stockholders of such Third Party) owning assets, individually or in the aggregate, constituting 25% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries (taken as a whole) or to which 25% or more of the consolidated revenues or earnings of the Company and its Subsidiaries (taken as a whole) are attributable.

“Adverse Recommendation Change” has the meaning set forth in Section 6.04(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that for purposes of this Agreement, Parent and Merger Sub shall be deemed not to be Affiliates of the Company and vice versa. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“AI Technology” means deep learning, machine learning or other artificial intelligence technologies, including any generative artificial intelligence technology or similar tools capable of automatically producing various types of content (such as source code, text, images, audio, and synthetic data) based on user-supplied prompts.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act 2010, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any Applicable Law of any other jurisdiction (national, state or local) where the Company operates concerning or relating to public sector or private sector bribery or corruption.

“Antitrust Division” has the meaning set forth in Section 8.01(b).

“Applicable Law” means, with respect to, or having any effect on, any Person, any domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, act, statute, code, rule, regulation, order, injunction, judgment, decree, writ, award, ruling, directive or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to or having any effect on such Person.

“Balance Sheet Date” has the meaning set forth in Section 4.10.

“Board of Directors” has the meaning set forth in the Recitals.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Capitalization Date” has the meaning set forth in Section 4.05(a).

“CBA” has the meaning set forth in Section 4.18(a).

“Certificate Condition” has the meaning set forth in Annex I.

“Certificate of Merger” has the meaning set forth in Section 2.03(c).

“Certificated Shares” has the meaning set forth in Section 2.05(a)(i).

“Certificates” has the meaning set forth in Section 2.05(a)(i).

“Chosen Courts” has the meaning set forth in Section 11.08.

“Closing” has the meaning set forth in Section 2.03(b).

“Closing Date” has the meaning set forth in Section 2.03(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company AI Products” means each and all services (including cloud-based services offered via the Internet) and products (including any and all data solutions, applications (or “apps”), algorithms and other software), in each case, that (i) incorporate or employ any AI Technology and (ii) are manufactured, made commercially available, marketed, distributed, sold, leased, imported for resale or licensed out by or on behalf of the Company or any of its Subsidiaries.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Balance Sheet Date, and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2026.

“Company Data” means all data and information Processed by the Company or any Subsidiary.

“Company Disclosure Documents” has the meaning set forth in Section 4.09.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub or their Representatives.

“Company Equity Awards” has the meaning set forth in Section 2.07(e).

“Company ESPP” means the Company’s Employee Stock Purchase Plan, as amended and restated from time to time.

“Company Financial Statements” has the meaning set forth in Section 4.08.

“Company Lease” has the meaning set forth in Section 4.14(c).

“Company Leased Real Property” has the meaning set forth in Section 4.14(c).

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any Effect arising out of or resulting from: (i) changes or prospective changes in GAAP or the interpretation thereof, (ii) changes or prospective changes in Applicable Law or the interpretation thereof, (iii) general economic, political, regulatory, legal or tax conditions in the United States or any other country or region, including changes in financial, credit, securities, commodities or currency markets (including changes in interest or exchange rates) and any government shutdowns, (iv) tariffs, sanctions, trade policies, executive orders or similar Applicable Laws, Orders or policies, or any trade disputes, “trade wars” or similar actions, or any threats of any of the foregoing, (v) changes or conditions generally affecting any of the industries in which the Company or any of its Subsidiaries operates, (vi) geopolitical conditions (including the current dispute and conflict between the Russian Federation and Ukraine and the current conflict in the Middle East, and any evolutions or escalations thereof and any sanctions or other Applicable Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith), the outbreak or escalation of hostilities, acts of war, national emergency, civil disobedience, armed conflict, nuclear incident, extended power outage, extended electrical blackout, outage or termination by a web hosting platform, sabotage, terrorism, cyberattacks, ransom-ware, data breaches, protests, riots, strikes, global health conditions (including any epidemic, pandemic or disease outbreak) or fires, floods, earthquakes, weather events or other disasters, or any action taken by any Governmental Authority in response to any of the foregoing, (vii) the execution, delivery and performance of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement or the identity of or any facts or circumstances relating to Parent or any of its Affiliates, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, suppliers, service providers, employees, Governmental Authorities or any other Persons and any stockholder (including any direct or derivative) litigation relating to the execution, delivery and performance of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (viii) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, or (ix) changes in the price or trading volume of the Shares or any other securities of the Company on the NYSE or any other market on which such securities are quoted for purchase and sale or changes in the credit ratings of the Company (it being understood that any underlying facts giving rise or contributing to the failure or changes described in clauses (viii) or (ix) that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), and (x) any actions taken (or omitted to be taken) by the Company or any of its Subsidiaries that are expressly required, expressly contemplated or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement, except, with respect to clauses (i), (ii), (iii), (iv), (v) and (vi), to the extent that such Effect is materially and disproportionately adverse to the Company and its Subsidiaries relative to others in the industry or industries in which the Company and its Subsidiaries operate, in which case only the incremental material and disproportionate adverse Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company-Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Performance Stock Unit Award” means a restricted stock unit award with respect to Shares that includes service- and performance-based vesting conditions granted under a Company Stock Plan.

“Company Plan” means any material “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other employment agreement, bonus, incentive, termination, severance, separation, change in control, retention, profit-sharing, pension, retirement, deferred compensation, equity or equity-based, health or other welfare, disability, post-employment welfare or other compensation or benefit plan, program, policy or agreement, in each case that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any Company Service Provider, other than any such plan, policy or agreement that is (i) an offer letter providing for at-will employment, (ii) statutorily mandated or (iii) implemented, administered or operated by any Governmental Authority.

“Company Preferred Shares” has the meaning set forth in Section 4.05(a).

“Company Recommendation” has the meaning set forth in Section 4.02(b)(iv).

“Company Restricted Stock Unit Award” means a restricted stock unit award with respect to Shares that is or was subject to vesting conditions based solely on continued employment or service granted under a Company Stock Plan.

“Company SEC Documents” has the meaning set forth in Section 4.07(a).

“Company Securities” has the meaning set forth in Section 4.05(b).

“Company Service Provider” means any current or former employee, officer, director or individual or sole proprietor independent contractor (including those providing services through an entity wholly owned and operated by them) of the Company or any of its Subsidiaries.

“Company Stock Option” means a stock option to purchase Shares granted under a Company Stock Plan.

“Company Stock Plans” means the ACV Auction Inc. 2021 Equity Incentive Plan and the ACV Auction Inc. 2015 Long-Term Incentive Plan, each as may be amended or restated from time to time.

“Company Subsidiary Securities” has the meaning set forth in Section 4.06(b).

“Company Termination Fee” has the meaning set forth in Section 10.03(a)(i).

“Compensation Committee” has the meaning set forth in Section 2.07(e).

“Competition Laws” means the HSR Act and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or mergers or acquisitions, antitrust, monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” has the meaning set forth in Section 6.03(b).

“Continuing Employee” has the meaning set forth in Section 7.04(b).

“Converted PSU” has the meaning set forth in Section 2.07(b).

“Converted RSU” has the meaning set forth in Section 2.07(a)(i).

“Converted Stock Option” has the meaning set forth in Section 2.07(c)(i).

“D&O Insurance” has the meaning set forth in Section 7.03(d).

“Data Processing Obligation” means any (i) Applicable Law relating to privacy, data protection, security, or the Processing of Company Data, (ii) Data Processing Policy, or (iii) binding requirement of any self-regulatory organization or industry standard with which the Company has publicly represented compliance (including, as applicable, the Payment Card Industry Data Security Standard), or contract by which the Company or any of its Subsidiaries is bound relating to the Processing of Company Data, privacy, data protection, or security, including, in each case of (i), (ii), and (iii) in connection with direct marketing or the initiation, transmission, monitoring, interception, recording, or receipt of communications.

“Data Processing Policy” means each published or publicly available statement, policy, representation or notice of the Company or any of its Subsidiaries relating to the Processing of Company Data, privacy, data protection, or security.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Company Shares” has the meaning set forth in Section 2.06(a).

“Divestiture Action” has the meaning set forth in Section 8.01(c).

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Effective Time” has the meaning set forth in Section 2.03(c).

“End Date” has the meaning set forth in Section 10.01(b)(i).

“Enforceability Exceptions” has the meaning set forth in Section 4.02(a).

“Environmental Laws” means any Applicable Laws that are intended to protect the environment, natural resources, or human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Agent” has the meaning set forth in Section 2.05(a).

“Exchange Ratio” means a fraction, (i) the numerator of which is the Offer Price and (ii) the denominator of which is the Parent Stock Price.

“Foreign Investment Law” means any Applicable Law that provides for foreign investment screening or national security and/or public order reviews in connection with the acquisition of any interests in or assets of a business or entity.

“Fraud” means intentional and knowing common law fraud under Delaware law.

“FTC” has the meaning set forth in Section 8.01(b)(i).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, local or other governmental, regulatory or administrative authority, department, court, commission, agency or official, including any political subdivision thereof, or the NYSE or any self-regulatory organization.

“Hazardous Substance” means any (i) material, substance or waste that is listed, defined or regulated as “hazardous” or “toxic,” or as a “pollutant” or “contaminant” (or words of similar meaning and regulatory effect) under Environmental Laws; and (ii) petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, and toxic mold or fungi, and any other material, substance, or waste that presents an actual or potential threat to human health or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“HSR Condition” has the meaning set forth in Annex I.

“Indemnified Person” has the meaning set forth in Section 7.02(a).

“Initial Expiration Time” has the meaning set forth in Section 2.01(c).

“Injunction Condition” has the meaning set forth in Annex I.

“Intellectual Property” means all intellectual property in any jurisdiction anywhere in the world, including in the following: trademarks, service marks, logos, brand names, trade dress, Internet domain names, social and mobile media identifiers, and trade names (including any and all goodwill related thereto), domain names, inventions, patents (including reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions and re-examinations), trade secrets, confidential information, copyrights, works of authorships, rights in software, data, databases and documentation thereof, know-how, technology and any other similar type of proprietary intellectual property rights, any registrations or applications for registration of any of the foregoing, and all claims, causes of action and rights to sue for past, present and future infringement, misappropriation, or violation of any of the foregoing.

“Intentional Breach” has the meaning set forth in Section 10.02.

“Internal Controls” has the meaning set forth in Section 4.07(d)(ii).

“International Plan” means any Company Plan that is not a U.S. Plan.

“Intervening Event” has the meaning set forth in Section 6.04(f).

“IRS” has the meaning set forth in Section 4.17(b).

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(a)(i) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01(a)(ii) of the Parent Disclosure Schedule.

“Legal Restraint” means any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction that prevents, prohibits, renders illegal or enjoins the consummation of the Offer or the Merger.

“Lien” means, with respect to any property or asset, any mortgage, lien, deed of trust, hypothecation, pledge, charge, security interest, option, easement, encroachment, negative pledge, right of first offer or first refusal (whether arising by contract or by operation of law whether voluntary or involuntary) or encumbrances of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under Applicable Law (including any conditional sale or other title retention agreement).

“Material Company Software” has the meaning set forth in Section 4.15(i).

“Material Contract” has the meaning set forth in Section 4.20(a).

“Merger” has the meaning set forth in Section 2.03(a).

“Merger Consideration” has the meaning set forth in Section 2.04(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Condition” has the meaning set forth in Annex I.

“Notice Period” has the meaning set forth in Section 6.04(d).

“NYSE” means The New York Stock Exchange.

“Offer” has the meaning set forth in the Recitals.

“Offer Commencement Date” has the meaning set forth in Section 2.01(a).

“Offer Conditions” has the meaning set forth in Section 2.01(a).

“Offer Documents” has the meaning set forth in Section 2.01(e).

“Offer Price” has the meaning set forth in the Recitals.

“Open Source Software” means (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., GNU General Public License, Apache Software License, MIT License), or pursuant to similar licensing and distribution models and (ii) any software that requires as a condition of use, modification, hosting or distribution of such software, or of other software used or developed with, incorporated into, derived from or distributed with such software, that such software or other software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; (c) be redistributed, hosted or otherwise made available at no or minimal charge; or (d) be licensed, sold or otherwise made available on terms that (x) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of such software or other software or (y) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of such software or other software.

“Order” means any order, writ, injunction, judgment or decree of any Governmental Authority.

“Parent” has the meaning set forth in the Preamble.

“Parent Bank Account” has the meaning set forth in Section 10.03(a)(i).

“Parent Common Stock” means Parent common stock, par value $0.0001 per share.

“Parent Consent” has the meaning set forth in Section 5.02.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to prevent, impair or materially delay the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or consummate the Offer, the Merger or the other transactions contemplated by this Agreement prior to the End Date.

“Parent Regulatory Termination Fee” has the meaning set forth in Section 10.03(a)(iii).

“Parent Stock Price” means the average of the volume-weighted average sales price per Parent Common Stock (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for each day of the consecutive period of five (5) trading days ending on (and including) the trading day that is four (4) trading days prior to the Closing Date, taken to four decimal places.

“Permit” means each governmental license, franchise, certificate, approval, registration, order, decree or other similar authorization of a Governmental Authority relating to the assets or business of the Company or its Subsidiaries which is necessary for the conduct of the business as currently conducted.

“Permitted Liens” means (a) any statutory or other Liens for Taxes or governmental assessments that are not yet due and payable or the amount or validity which is being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the Company’s financial statements in accordance with GAAP, (b) cashiers’, landlords’, vendors’, carriers’, warehousemen’s, mechanics’, materialmen’s, worker’s, repairmen’s or other similar Liens imposed by law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (c) pledges or deposits made in the ordinary course of business to secure obligations pursuant to workers’ compensation laws, unemployment insurance, social security, retirement and similar laws or to secure public or statutory obligations, in each case in the ordinary course of business, (d) non-monetary Liens, encumbrances, restrictions and other items in respect of real property appearing in the applicable public real property records as of the date of this Agreement that do not materially interfere with the use of the applicable real property, (e) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records and other encumbrances of record as of the date of this Agreement, (f) Liens, encumbrances, restrictions and other items that would be disclosed by a visual inspection or an accurate survey of real property, (g) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business (including easements for utilities, public roads and highways and other public rights-of-way) that do not materially interfere with the use of the applicable property, (h) any zoning, entitlement, building code, land use and other requirements pursuant to Applicable Law and/or imposed by an applicable Governmental Authority that do not materially interfere with the use of the applicable property, (i) statutory landlords’ Liens and Liens granted to landlords under any Company Lease for amounts that are not delinquent, (j) non-exclusive licenses or sublicenses, covenants not to sue or other grants of Intellectual Property in the ordinary course of business, (k) with respect to any securities, any transfer restrictions of general applicability as may be provided under the 1933 Act or other Applicable Law or restrictions under the organizational documents of the issuer of such securities, (l) Liens as set forth on Section 1.01(b) of the Company Disclosure Schedule or (m) Liens securing indebtedness or liabilities that are reflected on the Company Balance Sheet, the existence of which are disclosed in the notes to the Company Financial Statements.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or any “group” within the meaning of Section 13(d) of the 1934 Act.

“Proceeding” means any action, cause of action, demand, claim, charge, complaint, arbitration, mediation, litigation, suit, governmental investigation, audit, injunction or other legal or administrative proceeding commenced, brought, conducted or heard by or before, any Governmental Authority or arbitrator.

“Process” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, making available, maintenance, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use and security measures with respect thereto.

“Representatives” means, with respect to a Person, such Person’s directors, managers, officers, employees, financial advisors, attorneys, accountants, consultants and other advisors and representatives acting on such Peron’s behalf.

“Required Regulatory Approvals” means the notices, authorizations, registrations, approvals, Orders, Permits, confirmations and consents from any Governmental Authority that are necessary in connection with the consummation of the transactions contemplated by this Agreement.

“Sanctioned Person” means at any time any Person: (i) listed on any Sanctions-related list of designated or blocked Persons (including the Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons); (ii) located in, ordinarily resident in or organized under the laws of a country, region or territory that is the subject or target of comprehensive Sanctions; or (iii) owned, directly or indirectly, 50% or more (in the aggregate) or otherwise controlled by any of the foregoing.

“Sanctions” means, collectively, the sanctions and trade embargos imposed, administered or enforced by the United States government (including the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State), the United Nations Security Council, the European Union and its member states, and His Majesty’s Treasury.

“Schedule 14D-9” has the meaning set forth in Section 2.02(c).

“Schedule TO” has the meaning set forth in Section 2.01(e).

“Scraped Dataset” means any data that was collected or generated using web scraping, web crawling or web harvesting software or services that turns the unstructured data found on the web into machine readable, structured data that is ready for analysis.

“SEC” means the U.S. Securities and Exchange Commission.

“Shares” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any Person, (i) any entity of which such Person, directly or indirectly, owns securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other governing body or (ii) any entity in which such Person is or any of its Subsidiaries is a general partner or managing member of such other Person.

“Superior Proposal” has the meaning set forth in Section 6.04(e).

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 2.03(a).

“Systems” means all information technology systems, computer networks, servers and communication systems owned or controlled by the Company or any of its Subsidiaries.

“Tax” means any tax or other like assessment, duty, impost, fee or charge in the nature of a tax (including withholding on amounts paid to or by any Person), together with any interest, penalty or addition to tax.

“Tax Return” means any report, return, or information return relating to Taxes supplied or required to be supplied to any Governmental Authority, including any amendments, attachments or schedules thereto.

“Termination Condition” has the meaning set forth in Annex I.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of their respective Affiliates.

“Top Customer” has the meaning set forth in Section 4.20(a)(i).

“Top Supplier” has the meaning set forth in Section 4.20(a)(ii).

“Training Data” means any data used to develop, train, refine, fine tune, test or improve the Company’s AI Technology, including data contained in or obtained from Scraped Datasets.

“Treasury Regulations” means the regulations of the U.S. Treasury Department promulgated under the Code (including any successor regulations).

“U.S. Plan” means any Company Plan that covers Company Service Providers located primarily within the United States.

“Uncertificated Shares” has the meaning set forth in Section 2.05(a)(ii).

“WARN” means the Worker Adjustment and Retraining Notification Act and any similar Applicable Law (including any similar state or local Applicable Law).

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Schedules referred to herein shall not be deemed part of this Agreement for purposes of any provision of the DGCL but shall have effects provided in this Agreement. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein will have the meaning as defined in this Agreement. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. References to “ordinary course of business” will be deemed to be followed by the words “consistent with past practices”. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “or” will not be deemed to be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement will mean the degree to which a subject or other thing extends, and such word or phrase will not simply mean “if.” The word “will” shall be construed to have the same meaning as the word “shall”. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; and, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to any statute, law or other Applicable Law will be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules, regulations or interpretations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time (other than any such references in the Company Disclosure Schedule or the Parent Disclosure Schedule, which shall exclude any amendments, modifications or supplements that are not expressly referenced). References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” mean a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Except as otherwise expressly set forth herein, all amounts required to be paid hereunder will be paid in United States currency in the manner and at the times set forth herein. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. References to “law” or “laws” will be deemed to also include any Applicable Law. References to documents or information “made available” or “provided” to Parent or similar terms will mean documents or information (i) publicly available on the SEC EDGAR database (without redaction or omission) at least two days prior to the execution of this Agreement or (ii) uploaded and available to Parent or Parent’s Representatives for at least a two day period prior to or, if requested by Parent or Parent’s Representatives after such time, then prior to, the execution of this Agreement in the “Apple” dataroom of the Company hosted on Datasite.

ARTICLE 2

THE OFFER AND THE MERGER

Section 2.01. The Offer. (a) As promptly as practicable after the date hereof, but in no event later than five (5) Business Days after the date hereof, if practicable (and in any event no later than seven (7) Business Days after the date hereof), Merger Sub shall commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer. The Offer shall be subject only to the conditions set forth in Annex I hereto (the “Offer Conditions”). The date on which Merger Sub commences the Offer is referred to as the “Offer Commencement Date.”

(b) Merger Sub expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, without the prior written consent of the Company, Merger Sub shall not:

(i) amend, modify, supplement, waive or change the Minimum Condition, the Termination Condition, the HSR Condition or the Injunction Condition;

(ii) decrease the Offer Price;

(iii) change the form or terms of consideration to be paid in the Offer;

(iv) decrease the number of Shares subject to the Offer;

(v) extend or otherwise change the expiration date of the Offer except as otherwise provided herein;

(vi) impose additional Offer Conditions or otherwise amend, modify, change or supplement any of the Offer Conditions or terms of the Offer;

(vii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the 1934 Act;

(viii) directly or indirectly amend, modify, change or supplement any other term of the Offer in any manner adverse to the holders of Shares or in a manner that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger or impair the ability of Parent or Merger Sub to consummate the Offer or the Merger; or

(ix) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to and in accordance with Section 251(h) of the DGCL.

(c) Unless extended as provided in this Agreement, the Offer shall expire at one minute after 11:59 p.m. (New York City time) on the date that is ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the 1934 Act) after the Offer Commencement Date (the “Initial Expiration Time”). Notwithstanding the foregoing: (1) if any of the Offer Conditions is not satisfied or waived at the Initial Expiration Time or at any other scheduled expiration time of the Offer, Merger Sub shall extend the Offer from time to time until such Offer Condition or Offer

Conditions are satisfied or waived; provided, that in the case of this clause (1) no such individual extension of the Offer shall be for a period of more than five Business Days without the prior written consent of the Company; and (2) Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of the NYSE or Applicable Law; provided, however, that in either of clause (1) or clause (2), Merger Sub shall not be required to extend the Offer beyond the End Date unless Parent is not then permitted to terminate this Agreement pursuant to Section 10.01(b)(i), in which case Merger Sub shall be required to extend the Offer beyond the End Date. The Offer may not be terminated or withdrawn prior to its expiration date (as such expiration date may be extended pursuant to this Agreement, including this Section 2.01 and Section 11.13) unless this Agreement is validly terminated pursuant to Section 10.01. If this Agreement is validly terminated pursuant to Section 10.01, Merger Sub shall promptly (and in any event within 24 hours following such termination) terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated by Merger Sub prior to the acceptance for payment and payment for Shares tendered in the Offer, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with Applicable Law, all tendered Shares to the registered holders thereof.

(d) Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver (as permitted under this Agreement) of the Offer Conditions, promptly after (and in any event by 9:00 a.m. New York City time on the Business Day immediately following) the expiration of the Offer, Merger Sub shall, and Parent shall cause it to, irrevocably accept for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time at which Shares are first irrevocably accepted for purchase under the Offer, the “Acceptance Time”). At or promptly following the Acceptance Time (and in any event not more than two Business Days thereafter), Merger Sub shall pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Parent shall provide, or cause to be provided, to Merger Sub, on a timely basis, all funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer. The Offer Price payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer shall be paid to the holder thereof in cash or immediately available funds, net of applicable withholding Taxes, without interest.

(e) As soon as practicable on the Offer Commencement Date, Parent and Merger Sub shall (x) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (y) cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable United States federal securities laws and any other Applicable Law. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Parent and Merger Sub shall use their reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Merger Sub or their counsel in any discussions or meetings with the SEC.

Section 2.02. Company Action. (a) The Company shall promptly furnish Parent with a list of its stockholders and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the date set by the Board of Directors as the record date for determining the Company’s stockholders entitled to receive the notice of appraisal rights contemplated by Section 262(d)(2) of the DGCL, and shall provide to Parent such additional information (including updated lists of stockholders and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.

(b) Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated hereby, each of Parent and Merger Sub shall hold in confidence the information contained in any such lists, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall return to the Company or destroy all copies of such information in the possession of Parent, its Subsidiaries and its and their respective Representatives.

(c) As soon as practicable after the commencement of the Offer (and on the same day as the filing of the Schedule TO), the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable United States federal securities laws and any other Applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.04(b), shall reflect the Company Recommendation. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. The Company shall provide Parent, Merger Sub and their counsel with (x) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (y) except with respect to any comments or communications related to an Adverse Recommendation Change, a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

Section 2.03. The Merger. (a) At the Effective Time, Merger Sub will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the DGCL, whereupon the separate existence of Merger Sub will cease, and the Company will be the surviving corporation as a wholly owned Subsidiary of Parent (the “Surviving Corporation”). The Merger shall be effected under Section 251(h) of the DGCL, and shall be effected as soon as practicable following the Acceptance Time.

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) will take place through the electronic exchange of the applicable documents and signature pages, using PDFs or electronic signatures, as soon as soon as practicable following (but in any event on the same date as) the Acceptance Time, subject to the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) having been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

(c) As soon as practicable following (but in any event on the same day as) the Closing, the Company and Merger Sub shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be agreed to by the parties hereto and specified in the Certificate of Merger) (the “Effective Time”).

(d) From and after the Effective Time, the Surviving Corporation will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

Section 2.04. Conversion of Shares. At the Effective Time, and by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any Shares or any shares of capital stock of Parent or Merger Sub:

(a) Except as otherwise provided in Section 2.04(b) or Section 2.06, each Share outstanding immediately prior to the Effective Time will automatically be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares will no longer be outstanding and will automatically cease to exist, and will thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.05, without interest if paid in accordance with this Agreement;

(b) Each Share (i) owned by the Company as a treasury share at the Effective Time, (ii) owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent both at the commencement of the Offer and immediately prior to the Effective Time, or (iii) irrevocably accepted by Merger Sub for purchase in the Offer will be canceled and cease to exist, and no payment will be made with respect thereto; and

(c) Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.05. Surrender and Payment. (a) At least ten (10) Business Days prior to the Closing Date, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange or paying agent agreement, reasonably acceptable to the Company, with the Exchange Agent for the purpose of exchanging for the Merger Consideration as promptly as practicable after the Effective Time (i) certificates representing Shares (the “Certificates,” and such underlying shares, “Certificated Shares”) or (ii) uncertificated Shares (the “Uncertificated Shares”). Prior to the Effective Time, Parent shall make available to the Exchange Agent the aggregate Merger Consideration to be paid in respect of the Certificated Shares and the Uncertificated Shares. Such Merger Consideration will be invested by the Exchange Agent as directed by Parent; provided (A) that such investments must be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (B) no such investment will relieve Parent or the Exchange Agent from making the payments required by this Article 2 and (C) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Exchange Agent is insufficient to pay the aggregate Merger Consideration, Parent will promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make all such payments pursuant to Section 2.05(b). The aggregate Merger Consideration as so deposited with the Exchange Agent will not be used for any purpose other than to fund payments pursuant to Section 2.05(b), except as expressly provided for in this Agreement.

(b) As promptly as practicable after the Effective Time (but no later than two (2) Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (in each case, which will be in a form reasonably acceptable to the Company and finalized prior to the Effective Time, and which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. Each holder of Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the

Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Certificated Share and each Uncertificated Share (less any applicable and permitted withholding). Until so surrendered or transferred, as the case may be, each such Certificated Share or Uncertificated Share will represent from and after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest will be paid or will accrue on the cash payable upon surrender of any such Shares.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any stock transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that any such Taxes have been paid or are not payable.

(d) At the Effective Time, the share transfer books of the Company will be closed, and there will be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they will be canceled and exchanged for the Merger Consideration provided for by, and in accordance with the procedures set forth in, this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve (12) months after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 2.05 prior to that time will thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon, if paid in accordance with this Agreement. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent will be liable to any holder of Shares for Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Applicable Law.

Section 2.06. Dissenting Shares. (a) Notwithstanding anything to the contrary set forth in this Agreement, all Shares that are issued and outstanding as of immediately prior to the Effective Time and held by a stockholder of the Company who shall have neither voted in favor of the adoption of this Agreement nor consented thereto in writing and who shall have properly and validly demanded, and not lost or validly withdrawn their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.04(a). Such Company stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by stockholders of the Company who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificates or transfer of the Uncertificated Shares, as applicable, that formerly evidenced such Shares in the manner provided in Section 2.05 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit in accordance with the provisions of Section 2.11).

(b) The Company shall give Parent prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares. Parent shall have the right to participate in all negotiations and Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands in respect of Dissenting Company Shares.

Section 2.07. Treatment of Equity Awards.

(a) Company Restricted Stock Unit Awards.

(i) Subject to Section 2.07(a)(ii) below, effective as of immediately prior to the Effective Time (but, for the avoidance of doubt, following the Acceptance Time), each outstanding Company Restricted Stock Unit Award shall, automatically and without any action on behalf of the holder thereof, be converted into a restricted stock unit award, on the same terms and conditions as were applicable under such Company Restricted Stock Unit Award, with respect to a number of shares of Parent Common Stock determined by multiplying the number of Shares subject to such Company Restricted Stock Unit Award by the Exchange Ratio (a “Converted RSU”).

(ii) Effective as of immediately prior to the Effective Time (but, for the avoidance of doubt, following the Acceptance Time), each Company Restricted Stock Unit Award that is held by a non-employee member of the Board of Directors or by any former service provider and which is outstanding immediately prior to the Effective Time shall, automatically and without any action on behalf of the holder thereof, be fully vested (to the extent unvested), canceled and converted into the right to receive an amount in cash equal to the number of Shares subject to such Company Restricted Stock Unit Award immediately prior to the Effective Time multiplied by the Offer Price.

(b) Company Performance Stock Unit Awards. Effective as of immediately prior to the Effective Time (but, for the avoidance of doubt, following the Acceptance Time), each Company Performance Stock Unit Award that is outstanding immediately prior to the Effective Time shall, automatically and without any action on behalf of the holder thereof, be converted into a restricted stock unit award, on the same terms and conditions as were applicable under such Company Performance Stock Unit Award (other than the terms and conditions relating to the achievement of applicable performance goals), with respect to a number of shares of Parent Common Stock determined by multiplying the number of Shares subject to such Company Performance Stock Unit Award based on the greater of target and actual performance (as determined by the Compensation Committee in its discretion) through the Effective Time by the Exchange Ratio (a “Converted PSU”).

(c) Company Stock Options.

(i) Subject to Section 2.07(c)(ii) below, effective as of immediately prior to the Effective Time (but, for the avoidance of doubt, following the Acceptance Time), each outstanding unvested Company Stock Option shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, a number of shares of Parent Common Stock determined by multiplying the number of Shares subject to such Company Stock Option as of immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Parent Common Stock equal to the exercise price per Share of such Company Stock Option divided by the Exchange Ratio (rounded up to the nearest whole cent) (a “Converted Stock Option”); the adjustments provided in this Section 2.07(d) with respect to Company Stock Options, whether or not such Company Stock Options are “incentive stock options” (as defined in Section 422 of the Code), are intended to be effected in a manner that is consistent with Sections 409A and 424(a) of the Code.

(ii) Effective as of immediately prior to the Effective Time (but, for the avoidance of doubt, following the Acceptance Time), each vested and outstanding Company Stock Option shall, automatically and without any action on behalf of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to (x) the number of Shares subject to such Company Stock Option multiplied by (y) the excess of (A) the Offer Price over (B) the applicable per share exercise price of the Company Stock Option; provided, that any such Company Stock Option for which the exercise price equals or exceeds the Merger Consideration shall be cancelled for no consideration.

(d) [Reserved].

(e) At or prior to the Effective Time, the compensation committee of the Board of Directors (the “Compensation Committee”) or the Board of Directors, as applicable, shall adopt resolutions and take any actions that are necessary to effectuate the treatment of the Company Restricted Stock Unit Awards, the Company Performance Stock Unit Awards and the Company Stock Options (together, the “Company Equity Awards”) pursuant to this Section 2.07. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Converted RSUs, Converted PSUs and Converted Stock Options in accordance with this Section 2.07. At the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or, to the extent applicable, other appropriate form) with respect to the shares of Parent Common Stock subject to Converted RSUs, Converted PSUs and Converted Stock Options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted RSUs, Converted PSUs and Converted Stock Options remain outstanding.

(f) All payments due under Section 2.07(a)(ii) and Section 2.07(c)(ii) shall be made at or as soon as practicable after the Effective Time (and in no event later than the next regularly scheduled payroll run of the Company or Surviving Corporation that is at least five (5) Business Days following the Closing Date), pursuant to the Company’s or the Surviving Corporation’s ordinary payroll practices, and will be subject to any applicable withholding. Notwithstanding anything to the contrary set forth in this Agreement, any payment pursuant to Section 2.07(a)(ii) or Section 2.07(c)(ii) that is not permitted to be made as contemplated by this such section without triggering a tax or penalty under Section 409A of the Code shall instead be made on or within ten (10) Business Days following the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code.

Section 2.08. Company ESPP. As soon as practicable following the date of this Agreement, the Board of Directors (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required so that (a) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (b) except to the extent necessary to maintain the status of the Company ESPP as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (c) no offering period shall be commenced after the date of this Agreement, and (d) the Company ESPP shall terminate, effective on the earlier of the first purchase date following the date of this Agreement and the tenth (10th) trading day before the Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP).

Section 2.09. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company shall have changed into a different number or class of shares by reason of any reclassification, recapitalization, share split or combination, exchange or readjustment of shares, or any share dividend thereon with a record date during such period, but excluding any change that results from (i) the exercise of stock options or other equity awards to purchase Shares (as disclosed in Section 4.05) or (ii) the grant of stock-based compensation to directors or employees of the Company under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately and proportionately adjusted.

Section 2.10. Withholding Rights. Notwithstanding anything to the contrary herein, each of the Company, the Surviving Corporation and any of their respective Affiliates or agents (including the Exchange Agent) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under the Code or any other Applicable Law relating to Taxes. Any amounts so deducted or withheld shall be timely paid over to the appropriate Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.11. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact in a form reasonably acceptable to Parent and the Exchange Agent by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. Subject to Section 7.03(b), at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of the Surviving Corporation shall remain the certificate of incorporation of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided therein or by Applicable Law.

Section 3.02. Bylaws. Subject to Section 7.03(b), the parties shall take all necessary action such that the bylaws of Merger Sub in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by reference to the name of the Surviving Corporation) until thereafter amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. The parties shall take all necessary action such that, at the Effective Time, and until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation and Applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any Company SEC Document filed after January 1, 2024 and at least 24 hours before the execution of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section or other statements that are similarly nonspecific or predictive, cautionary or forward looking), it being understood that this clause (a) shall not apply to Section 4.01, Section 4.02, Section 4.05, Section 4.22 or Section 4.23 or (b) subject to Section 11.05, as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01. Corporate Existence and Power. (a) The Company (x) is a corporation, duly incorporated and validly existing under the laws of the State of Delaware, (y) is in good standing under the laws of the State of Delaware and (z) has all corporate powers required to carry on its business as now conducted and to own, lease or operate its properties and assets, except in the case of clauses (y) or (z) as would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent or prohibit the Company’s ability to perform its obligations under this Agreement or consummate the Offer and the Merger at or prior to the End Date or delay such actions beyond the End Date.

(b) The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the conduct of its business in such jurisdiction, as currently conducted, or the properties or assets owned, operated or leased by it requires such qualification, except for those jurisdictions where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has made available to Parent true, complete and correct copies of the Company’s certificate of incorporation and bylaws, in each case, as amended through the date of this Agreement.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the occurrence of the Acceptance Time and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, have been duly authorized by all necessary corporate action on the part of the Company. Assuming the representations and warranties set forth in Section 5.10 are true and correct, no vote of the stockholders of the Company is necessary to authorize the execution, delivery or performance of this Agreement or is otherwise required in connection with the transactions contemplated by this Agreement. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub and that the representations and warranties set forth in Section 5.10 are true and correct, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether at law or in equity (collectively, the “Enforceability Exceptions”)).

(b) At a meeting duly called and held, the Board of Directors has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its stockholders, (ii) declared this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, advisable, (iii) adopted and approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the agreements contained herein and the consummation of the transactions contemplated hereby, including the Offer and the Merger, on the terms and subject to the conditions contained herein, and (iv) resolved, subject to Section 6.04(b) hereof, to recommend acceptance of the Offer by the stockholders of the Company (such recommendation, the “Company Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company with, any Governmental Authority, other than (a) compliance with any applicable requirements of (i) the HSR Act and (ii) the applicable Foreign Investment Laws, (b) the filing with the SEC of such reports and other filings under, and compliance with any applicable requirements of, the 1933 Act, the 1934 Act and any other applicable securities laws, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (d) compliance with the rules and regulations of the NYSE and (e) any other actions or filings (i) required solely by reason of the participation of Parent or Merger Sub (as opposed to any Third

Party) in the transactions contemplated hereby or (ii) the absence of which would not reasonably be expected to (x) have, individually or in the aggregate, a Company Material Adverse Effect or (y) prevent or prohibit the Company’s ability to perform its obligations under this Agreement or consummate the Offer and the Merger at or prior to the End Date or delay such actions beyond the End Date.

Section 4.04. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and, assuming compliance with the matters referred to in Section 4.03, the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming the representations and warranties set forth in Section 5.10 are true and correct, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) require any consent or other action by any Person under, violate, conflict with, result in breach of, constitute a default (with or without the passage of time) under, or cause or permit the termination, acceleration of performance or cancellation of any Material Contract or Permit or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any properties, rights or assets of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as has not had, and would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent or prohibit the Company’s ability to perform its obligations under this Agreement or consummate the Offer and the Merger at or prior to the End Date or delay such actions beyond the End Date.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 2,000,000,000 Shares and 20,000,000 shares of Preferred Stock, par value $0.001 per share (“Company Preferred Shares”). As of 5:00 p.m., New York City time, on September 8, 2026 (the “Capitalization Date”), there were outstanding (i) 169,824,232 Shares, (ii) no Company Preferred Shares, (iii) 10,359,498 Shares subject to outstanding Company Restricted Stock Unit Awards, (iv) 2,364,836 Shares subject to outstanding Company Performance Stock Unit Awards (at target levels), (v) 1,126,024 Shares subject to outstanding Company Stock Options and (vi) 0 Shares were held by the Company in its treasury.

(b) Except (x) as set forth in this Section 4.05 and (y) for changes since the Capitalization Date resulting from the exercise, vesting, conversion or any settlement of Company Equity Awards outstanding as of the Capitalization Date pursuant to the terms of such Company Equity Awards, as of the date hereof, there are no issued, reserved for issuance or outstanding, (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company or (iv) stock options, restricted stock, restricted stock units, stock appreciation rights, phantom equity, profits interests, performance units or similar securities or rights issued by the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities or ownership interests of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(c) Section 4.05(c)(i) of the Company Disclosure Schedule sets forth, as of the date hereof, for each outstanding Company Stock Option, the name of the holder (or an anonymized identifier) whether such holder is an employee of the Company or one of its Subsidiaries, the number of Shares issuable upon the exercise of such Company Stock Option, the date of grant, the expiration date, the exercise price (if any), the vesting schedule, including the extent vested to date and any accelerated vesting terms, and whether such Company Stock Option is a non-statutory option or qualifies as an incentive stock option as defined in Section 422 of the Code. Section 4.05(c)(ii) of the Company Disclosure Schedule sets forth, as of the date hereof, for each Company Restricted Stock Unit Award and each Company Performance Stock Unit Award, the name of the holder (or an anonymized identifier), the type of award, whether such holder is an employee of the Company or a Subsidiary, the number of Shares issuable upon the vesting and settlement of such Company Restricted Stock Unit Award or Company Performance Stock Unit Award (as applicable and assuming target levels of achievement), the date of grant and the vesting schedule, including the extent vested to date and any accelerated vesting terms.

(d) As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares may vote.

(e) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Plan will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. There are no voting trusts or other agreements or commitments to which the Company is a party with respect to the voting of the Company Securities.

(f) None of the Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company (x) has been duly formed and is validly existing under the laws of its jurisdiction of organization, (y) is in good standing under the laws of its jurisdiction of organization (where applicable) and (z) has all organizational powers required to carry on its business as now conducted and to own, lease or operate its respective properties, rights and assets as now conducted, except in the case of clauses (y) or (z) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where the properties or assets owned, operated or leased by it or the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company and their respective jurisdictions of organizations as of the date hereof are identified in Exhibit 21.1 of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2025. None of the Company’s Subsidiaries is in violation of its organizational documents.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien (other Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any Subsidiary of the Company convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) stock options, restricted stock, stock appreciation rights, phantom equity, profits interests, performance units or similar securities or rights issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).

(c) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of or equity or ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities or ownership interests of any Person.

Section 4.07. SEC Filings; Internal Control. (a) The Company has filed with or furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company pursuant to Applicable Law since January 1, 2024 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). None of the Subsidiaries of the Company is, or at any time has been, required to file any reports, schedules, forms, statements, prospectuses, registration statements or other documents with the SEC pursuant to Applicable Law.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amended or superseded filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will when so filed comply, as to form, in all material respects, with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amended or superseded filing), each Company SEC Document did not, and each Company SEC Document filed after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Since January 1, 2024, the Company has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed, established and maintained disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is timely recorded and made known to the management, including the chief executive officer and chief financial officer, of the Company by others within those entities, (ii) designed, established and maintained internal controls over financial reporting (“Internal Controls”), as defined in Section 13a-15 under the 1934 Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and (iii) based on the most recent evaluation of its chief executive officer and chief financial officer prior to the date hereof, disclosed to the Company’s independent auditors and the audit committee of the Board of Directors any significant deficiencies or material weaknesses in the design or operation of the Company’s Internal Controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data. Since the most recent evaluation of the Company’s chief executive officer and chief financial officer prior to the date hereof, neither the audit committee of the Board of Directors nor the Company’s independent auditors have identified or been made aware of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. Since January 1, 2024, there has been no material complaint, allegation, assertion or claim regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective Internal Controls. Since January 1, 2024, no attorney representing the Company or any of its Subsidiaries has reported evidence of a violation of securities laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company’s chief legal officer, Board of Directors or audit committee (or equivalent committee) of the Board of Directors.

(e) As of the date hereof, none of the Company SEC Documents is the subject of any unresolved or outstanding SEC comment or, to the Knowledge of the Company, the subject of ongoing SEC review.

(f) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(g) Except as permitted under the 1934 Act and disclosed in the Company SEC Documents, neither the Company nor any of its Affiliates has made, arranged or modified any extensions of credit in the form of a personal loan to any executive officer of the Company or member of the Board of Directors.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, including any related notes and schedules (the “Company Financial Statements”), fairly present in all material respects, in conformity with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of any unaudited consolidated interim financial statements, normal and customary year-end audit adjustments and the absence of footnotes). There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC, and neither the Company nor any of its Subsidiaries has any commitment to become a party to any off-balance sheet arrangement of the type required to be disclosed pursuant to Item 303(b) of Regulation S-X promulgated by the SEC.

Section 4.09. Disclosure Documents. Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s stockholders in connection with the transactions contemplated by this Agreement, including the Schedule 14D-9, and, in each case, any amendments or supplements thereto (the “Company Disclosure Documents”) will, when definitively filed, distributed or disseminated, as applicable, comply as to form in all material respects with the applicable requirements of the 1934 Act, and at the time of such filings or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied in writing by the Company or any of its Subsidiaries to Parent specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 do not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO and the Offer Documents based upon information supplied to the Company in writing by Parent or Merger Sub or any of their respective Representatives in writing specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. Since June 30, 2026 (the “Balance Sheet Date”) through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course in all material respects and (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(ii)(a)-(s) (other than clauses (g), (k), (l) or (s) (with respect to the foregoing)).

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries other than: (a) liabilities or obligations to the extent disclosed and provided for in the Company Balance Sheet (or notes thereto); (b) liabilities not required under GAAP to be disclosed and provided for in a consolidated balance sheet of the Company; (c) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, none of which arises from any breach of contract, tort, misappropriation or violation of Applicable Law; (d) liabilities or obligations to the extent incurred in connection with the transactions contemplated hereby; and (e) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Compliance with Laws; Permits. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2024, have been, in compliance with all Applicable Laws. Neither the Company nor any of its Subsidiaries nor any of their respective assets has been charged with respect to or, to the knowledge of the Company, has been threatened to be charged with or given notice of, nor has any Governmental Authority notified the Company or any of its Subsidiaries in writing of, any violation of any Applicable Law, except for such charges which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in possession of, and in compliance with, all Permits necessary for those entities to carry on their respective businesses as now being conducted, under and pursuant to Applicable Laws, (ii) all such Permits are in full force and effect and (iii) no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened.

(c) The Company and each of its Subsidiaries, including their respective directors, officers, employees (in each case, to the extent acting for or on behalf of the Company or any Subsidiary), and, to the Knowledge of the Company, consultants and agents (in each case, to the extent acting for or on behalf of the Company or any Subsidiary), are and for the past five (5) years have been in compliance with Anti-Corruption Laws in all material respects and have not, directly or indirectly, (i) used any corporate funds for unlawful contributions, gifts, services, entertainment or other expenses related to political activity; (ii) made, offered, authorized, or promised to make any unlawful payment or provided, offered, authorized, or promised to provide anything of value either directly or indirectly to any Governmental Official, for purposes of influencing any act or decision of any Governmental Official in their official capacity, inducing any Governmental Official to do or omit to do any act in violation of their lawful duty, securing an improper advantage (iii) induced any Governmental Official to use such Governmental Official’s influence improperly in order to obtain, retain or direct business to any Person; or (iv) otherwise made any unlawful bribe, rebate, payoff, influence payment, kickback or similar payment in violation of any applicable Anti-Corruption Laws. The Company and each of its Subsidiaries have adopted and maintained compliance policies and procedures and a system of internal controls reasonably designed to ensure compliance with Anti-Corruption Laws. There are no pending or, to the Knowledge of the Company, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or its Subsidiaries with respect to any Anti-Corruption Laws. To the Knowledge of the Company, within the past five (5) years, neither the Company nor any of its Subsidiaries have received an allegation, whistleblower complaint, or conducted any investigation regarding Anti-Corruption Laws. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has made and kept books and records, accounts and other records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its Subsidiaries as required by the FCPA. For the purposes of this section, “Governmental Authority” includes a government-owned or controlled entity (including state-owned or state-controlled businesses or quasi-government entities); political party; royal family; and public international organization (e.g., the World Bank or Red Cross), and “Governmental Official” is any (a) officer, agent, or employee of a Governmental Authority, (b) person acting in an official capacity for or on behalf of a Governmental Authority, (c) candidate for government or political office, or (d) member of a royal family.

(d) None of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no director, officer, employee, consultant or agent thereof (in each case, to the extent acting for or on behalf of the Company or any of its Subsidiaries), since April 24, 2019: (i) is or has been a Sanctioned Person; or (ii) has transacted business with or for the benefit of any Sanctioned Person or otherwise violated Sanctions.

(e) To the Knowledge of the Company, neither the Company nor any Subsidiary has been for the past five (5) years the subject of any allegation or enforcement proceeding, nor, to the Knowledge of the Company, any inquiry or investigation, regarding any possible violation of applicable Anti-Corruption Laws or Sanctions.

(f) No Company Subsidiary is a “covered foreign person” as defined in the rules set forth at 31 C.F.R. Part 850, as implemented or revised from time to time.

(g) Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries take reasonable steps to prohibit “shill bidding” or “bid rigging,” including by using commercially reasonable efforts to ensure that all contracts, agreement and arrangements with customers prohibit these practices. To the Knowledge of the Company, no director, officer employee or other service provider of the Company has engaged in “shill bidding” or other manipulation of any auction conducted by or facilitated through the Company or any of its Subsidiaries, except as would not be material to the Company and its Subsidiaries taken as a whole.

Section 4.13. Litigation. As of the date hereof, there is no (a) Proceeding pending, or, to the Knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries (or any director or officer of the Company, in their capacities as such) before or by (or, in the case of a threatened Proceedings, that would be before or by) any Governmental Authority or (b) Order outstanding against the Company or any of its Subsidiaries, in case of each of clause (a) and (b) except as would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent or prohibit the Company’s ability to perform its obligations under this Agreement or consummate the Offer and the Merger at or prior to the End Date or delay such actions beyond the End Date. As of the date hereof, there is no Proceeding pending, or, to the Knowledge of the Company, threatened, against the Company that in any manner seeks to prevent, enjoin or materially delay the Company’s ability to consummate the Merger or any of the other transactions contemplated hereby.

Section 4.14. Properties. (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Balance Sheet Date in the ordinary course of business.

(b) Neither the Company nor any of its Subsidiaries has ever owned any real property, nor is the Company or any of its Subsidiaries party to any agreement to purchase or sell any real property.

(c) Section 4.14(c) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of all real property leased, licensed or subleased by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries that is material (the “Company Leased Real Property”). The Company has made available to Parent true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Leased Real Property, including all notices exercising any extension or expansion rights thereunder and amendments, terminations, and modifications thereof (each, a “Company Lease”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, (i) each Company Lease is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge, any other party to a Company Lease, is in violation of any provision of any Company Lease.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or its Subsidiaries currently occupies all of the Company Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Company Leased Real Property, and (ii) the Company Leased Real Property is in good operating condition and repair and are suitable for the conduct of the business as presently conducted therein.

Section 4.15. Intellectual Property; Data Privacy.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) to the Company’s Knowledge, the conduct of the business of the Company and its Subsidiaries as currently conducted does not currently infringe, misappropriate, or otherwise violate, and since January 1, 2024, has not infringed, misappropriated, or otherwise violated, the Intellectual Property rights of any Person, and (ii) there is no claim or Proceeding pending against, or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries alleging any of the foregoing.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or since January 1, 2024, has infringed, misappropriated or otherwise violated, the Company-Owned Intellectual Property, (ii) neither the Company nor any of its Subsidiaries have sent written notice or initiated any Proceeding alleging the same and (iii) no Company-Owned Intellectual Property is subject to any outstanding judgment, injunction, Order or decree restricting the use thereof by the Company or its Subsidiaries.

(c) Section 4.15(c) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all material registrations and applications for registration for Company-Owned Intellectual Property (the “Company Registered Intellectual Property”) including, as applicable, for each such item: (i) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (ii) the jurisdiction in which such item is issued, registered or pending, (iii) the issuance, registration or application date and number of such item and (iv) with respect to domain names, the registrar. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Registered Intellectual Property (other than applications) is subsisting, unexpired and, to the Company’s Knowledge, valid and enforceable. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) none of the Company Registered Intellectual Property has been adjudged invalid or unenforceable in whole or in part; (y) there is no, and has not since January 1, 2024, been any, pending or, to the Company’s Knowledge, threatened Proceeding (A) challenging or contesting the ownership, validity, or enforceability of any Company-Owned Intellectual Property or (B) brought by the Company or one of its Subsidiaries and challenging or contesting the ownership, validity, or enforceability of any Intellectual Property rights of any other Person; and (z) all required filings and fees required to maintain the Company Registered Intellectual Property have been filed and paid to the relevant Governmental Authority and authorized registrars. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or one of its Subsidiaries owns the Company-Owned Intellectual Property, and (ii) the Company and its Subsidiaries have valid rights to use all other Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, in each case of clause (i) and (ii) free and clear of any Liens (other than Permitted Liens). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor its Subsidiaries, nor to the Knowledge of the Company, any licensor is in default under any license agreement to any material third-party software used by the Company or its Subsidiaries in the operation of their businesses as currently conducted. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the transactions contemplated hereby will not impair any such ownership or rights. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Company’s Knowledge, the transactions contemplated hereby will not, pursuant to any contract to which the Company or its Subsidiaries are a party, result in Parent or any of its Affiliates granting any right to any Intellectual Property owned by, or licensed to, any of them.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, since January 1, 2024, taken and are currently taking commercially reasonable steps designed to protect, defend and enforce all Company-Owned Intellectual Property and to maintain the confidentiality of all trade secrets and other confidential information held by the Company or any of its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s Knowledge, all current and former employees, contractors, consultants, agents, and other individuals with access to any trade secrets or other material confidential information held by the Company or any of its Subsidiaries have executed an agreement (or are bound by comparable professional obligations of confidentiality) providing for non-disclosure of such trade secrets and other confidential information.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s Knowledge, all Persons who have developed any Intellectual Property on behalf of the Company or its Subsidiaries have done so pursuant to an agreement that assigns to the Company or one of its Subsidiaries any ownership right such Person may have in such Intellectual Property.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the products designed, produced or distributed by the Company do not suffer from any defects that give rise to or would reasonably be likely to give rise to any product liability or warranty claims. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, (i) no product designed, produced or distributed by the Company has been the subject of any recall or warranty claim, (ii) the Company has not received any written notice alleging material defects in any such product and (iii) to the Company’s Knowledge, none of its customers have terminated or threatened in writing to terminate the distribution or sale of any such product based on any such defects or recalled, or issued a product warning with respect to, any such product.

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no claims or Proceedings pending or threatened in writing against the Company or any of its Subsidiaries challenging the Company’s ethical use of AI Technology; (ii) there is no pending complaint, claim, proceeding, litigation or inquiry or investigation by a Governmental Authority alleging that Training Data used in the development, training, improvement or testing of any Company AI Product was biased, untrustworthy or manipulated in an unethical or unscientific way; (iii) there has been no written request for information or testimony from regulators or legislators concerning any Company AI Product or related AI Technology, and (iv) the Company and its Subsidiaries use all AI Technology in compliance with all Applicable Law.

(h) [Reserved].

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no material software programs comprising Company-Owned Intellectual Property (the “Material Company Software”) (i) is derived from, incorporated with, linked or otherwise interacts with any “copyleft” Open Source Software, and (ii) no Material Company Software that is licensed, distributed, conveyed or made available (including “software as a service”) by or on behalf of the Company or any of its Subsidiaries to other Persons (whether incorporated into a product or otherwise) contains, is derived from, incorporates, links to or otherwise interacts with any Open Source Software, in each case such that the Company or its Subsidiaries are required to disclose or distribute their proprietary source code, to license or provide their proprietary source code for the purpose of making derivative works, or to make available for redistribution to any Person their proprietary source code at no or minimal charge.

(j) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Person (other than employees and independent contractors of the Company and its Subsidiaries for use solely in connection with performing services for the Company or its Subsidiaries and that are subject to written confidentiality obligations) has (i) (A) to the Knowledge of the Company, possession of or (B) the current or contingent right to access or possess, in either case, any source code of any Material Company Software, other than pursuant to source code licenses granted by the Company or its Subsidiaries in the ordinary course of business and (ii) neither the Company nor any of its Subsidiaries is a party to any source code escrow agreement requiring that the Company deposit the source code of any Material Company Software. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s Knowledge, the Material Company Software is free from any error or malicious code that has had an adverse effect on the operation or use of the Material Company Software.

(k) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries and, to the Knowledge of the Company, all third parties performing services for the Company or its Subsidiaries comply and have, since January 1, 2024, complied with all applicable Data Processing Obligations. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, since January 1, 2024, provided all notices, and obtained and maintained all consents, rights, permissions, and authorizations to Process Company Data as Processed by or for the Company or its Subsidiaries that are required under applicable Data Processing Obligations. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, no disclosures made or contained in any Data Processing Policy have been inaccurate, misleading, or deceptive (including containing any omission).

(l) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unsatisfied requests from individuals to the Company its Subsidiaries seeking to exercise any right under any Data Processing Obligation. With respect to each Person performing services for or on behalf of the Company or any Subsidiary and permitted to access or otherwise Process Company Data, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such Person has agreed to (i) implement reasonable means, appropriate to the nature of such Company Data, for protecting such Company Data from unauthorized access and other Processing and (ii) comply with all applicable Data Processing Obligations.

(m) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, including the transfer of Company Data in connection therewith, will result in any breach or violation of any Data Processing Obligation. Immediately following the Closing and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, Parent will have the same rights to Process Company Data in substantially the same manner as Processed by or for the Company and its Subsidiaries immediately prior to the Closing.

(n) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and has, since January 1, 2024, been no, Proceeding or litigation threatened in writing against or, to the Company’s Knowledge, involving the Company or its Subsidiaries by any Governmental Authority or other Person relating to (i) the Processing of Company Data, privacy, data protection, or security (including any Security Incident), (ii) the confidentiality, availability, or integrity of any System or Company Data, or (iii) any alleged violation of any Data Processing Obligation.

(o) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, since January 1, 2024, implemented, maintained, and monitored reasonable and appropriate plans, policies, and measures (including with respect to technical, administrative, and physical security) designed to preserve and protect the confidentiality, availability, security, and integrity of all Systems and Company Data including against Security Incidents. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company’s and its Subsidiaries’ security plans, policies, and measures comply, and, since January 1, 2024, have complied with all applicable Data Processing Obligations. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, since January 1, 2024, implemented and maintained reasonable and appropriate disaster recovery and business continuity plans, procedures and facilities for its business and all Systems and Company Data. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have remediated all privacy, data protection, and security gaps and vulnerabilities identified by or to the Company or its Subsidiaries.

(p) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, (i) there has been no breach, security incident, or successful ransomware, man-in-middle, denial of access, or denial of service attack, hacking, or similar event with respect to any System or Company Data, nor any accidental, unlawful, or unauthorized access to, or other Processing of, Company Data (each, a “Security Incident”) and (ii) neither the Company nor any of its Subsidiaries have notified, nor been required under any Data Processing Obligation to notify, any Governmental Authority or any other Person in relation to any such Security Incident or alleged violation of any Data Processing Obligation.

Section 4.16. Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns required by Applicable Law to be filed with any Governmental Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law (taking into account all extensions), and all such Tax Returns are true, correct and complete.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Governmental Authority all Taxes due and payable. The Company and each of its Subsidiaries have deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor or other third party.

(c) There is no Proceeding now pending or, to the Company’s Knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax.

(d) Since January 1, 2024, no claim has been made in writing by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns of a certain type that the Company or any of its Subsidiaries is or may be subject to Taxes of such type by, or required to file Tax Returns of such type in, that jurisdiction.

(e) There are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens.

(f) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than any such group the common parent of which is or was the Company or any of its Subsidiaries), (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any corresponding provision of state, local or non-U.S. Applicable Law, (iii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement or other similar arrangement (other than any other commercial agreements or contracts entered into in the ordinary course of business and not primarily related to Tax or any agreement among or between only the Company and/or any of its Subsidiaries) or (iv) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed (in whole or in part) by Section 355 (or any corresponding provisions of Section 356) of the Code in the two-year period ending on the date of this Agreement.

(g) Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(h) Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(i) No “closing agreements” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local, or non-U.S. Tax Law), private letter rulings, Tax holidays, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Authority with respect to the Company or its Subsidiaries which will still be in effect after the Effective Time.

Notwithstanding anything else in this Agreement to the contrary, the representations and warranties set forth in this Section 4.16 and the representations and warranties set forth in Section 4.17 that relate to Taxes are the only representations and warranties of the Company being made hereunder with respect to Tax matters.

Section 4.17. Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material written Company Plan as of the date hereof. Copies of such Company Plans (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto have been furnished to Parent together with (i) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan or trust; (ii) the most recent IRS determination, opinion or advisory letter; (iii) the most recent actuarial valuation report; (iv) the most recent summary plan description (or other descriptions provided to employees) and all material modifications thereto; (v) all discrimination tests for each Company Plan for the three (3) most recent plan years; and (vi) all non-routine correspondence to and from any state or federal agency related to such Company Plan within the past three (3) years.

(b) Each Company Plan has been established and administered in compliance with its terms and Applicable Law, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Plan intended to be “qualified” under Section 401(a) of the Code has received a favorable determination or opinion letter from the United States Internal Revenue Service (the “IRS”) or has applied to the IRS for such a letter within the applicable remedial amendment period, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceeding (other than routine claims for benefits) is pending against or, to the Knowledge of the Company, is threatened in writing against, any Company Plan.

(c) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in conjunction with any other event, (i) entitle any Company Service Provider to any material payment or benefit (including the forgiveness of any indebtedness), or accelerate the time of any material payment, funding or vesting, or otherwise materially increase the amount of, compensation due or payable or the level of benefits to be provided to any such Company Service Provider under any Company Plan or (ii) result in any Company Service Provider receiving any “excess parachute payment” (within the meaning of Section 280G of the Code) from the Company or its Subsidiaries (excluding the impact of any compensation arrangements established, adopted, entered into or modified following the Effective Time).

(d) Neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, any Company Plan that is subject to Title IV of ERISA, including any “multiemployer” plan as defined in Section 3(37) of ERISA.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted and, to the Knowledge of the Company, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, by any current or former Company Service Provider against the Company, any Company Subsidiary, the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans.

(g) No Company Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any similar state Law or ERISA.

(h) No Company Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

Section 4.18. Employee and Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to (or has been, since January 1, 2024), bound by or subject to any collective bargaining agreement or other contract, agreement, understanding, or arrangement (each, a “CBA”) with any labor union, works council, or other labor organization (each, a “Labor Organization”), nor is any CBA currently being negotiated. No Company Service Providers are (or have been since January 1, 2024, been) represented by any Labor Organization with respect to their employment or other service relationship with the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no such Labor Organizations are (or have been, since January 1, 2024) representing, purporting to represent or attempting to represent, any Company Service Provider. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not require any notice to, or the consent of, any Labor Organization representing or purporting to represent any Company Service Providers. To the Knowledge of the Company, since January 1, 2024, there have been no labor organizing activities with respect to any Company Service Providers. There is no (and since January 1, 2024 there has been no) unfair labor practice charges, labor grievances, employment-related Proceedings, labor arbitrations or, to the Knowledge of the Company, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Company or its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2024, have been, in compliance with all Applicable Laws respecting labor, employment and employment practices, including, without limitation, Applicable Laws relating to discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours (including overtime wages), worker classification, equal opportunity, pay equity, meal and rest periods, and employee terminations, and in each case, with respect to any Company Service Provider, as applicable, and, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) has withheld and reported all amounts required by Applicable Laws or by agreement to be withheld and reported with respect to wages, salaries and other payments to any Company Service Provider, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Service Providers (other than routine payments to be made in the normal course of business and consistent with past practice). The services provided by each of the Company’s U.S. employees are terminable at the will of the Company.

(c) An accurate and complete list as of the date of the Agreement of all current employees of the Company or its Subsidiaries has been made available, including (i) the name (or unique identifier, to the extent the Applicable Law of such employee’s jurisdiction prohibits providing the name), (ii) date of hire, (iii) title, (iv) full-time or part-time employee status, (v) primary work location, (vi) visa status (if applicable), (vii) annual salary, or hourly wage for hourly employees, (viii) any target commission and bonus opportunities (and any amounts paid in respect of the current and immediately preceding calendar year, and any earned but unpaid amounts), (ix) exempt or non-exempt classification under the Fair Labor Standards Act and applicable state and local Laws (x) leave status and applicable return to work date (if known), (xi) accrued but unpaid vacation or other applicable paid time off balances as of the date hereof (xii) employing entity and (xiii) relevant prior notice period required in the event of termination, if any. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have no liability with respect to any misclassification of (x) any Person as an independent contractor rather than as an employee; (y) any Company Service Provider leased from another employer; or (z) any Company Service Provider currently or formerly classified as exempt from overtime wages.

(d) Within ten (10) Business Days of the date of this Agreement, the Company will deliver to Parent an accurate and complete list (as of the date of the Agreement) of all individuals or sole proprietors (including those providing services through an entity wholly owned and operated by them) that that have a current contracting, consulting, worker, advisory, or similar non-employee relationship with the Company or its Subsidiaries, including (i) the name (or unique identifier, to the extent the Applicable Law of such service provider’s jurisdiction prohibits providing the name) of such service provider, (ii) notice period for termination (if applicable), (iii) a description of services provided, (iv) any pay arrangement or other compensation for services, (v) the primary location of services, (vi) an accurate and complete copy of each contract with each such service provider and (vii) the entity which has retained such service provider.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, none of the Company or its Subsidiaries have taken any action which would trigger obligations under WARN or issued any notification of a triggering event under WARN, or incurred any liability or obligation under WARN that remains unsatisfied.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, (i) to the Knowledge of the Company, the Company and all of its Subsidiaries have investigated all material allegations of sexual harassment or discrimination and retaliation of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations, (ii) no such material allegation of sexual harassment or discriminatory harassment would reasonably be expected to result in any material loss to the Company or any of its Subsidiaries, (iii) no such allegations have been made that, if known to the public, would reasonably be expected to bring the Company or any of its Subsidiaries into disrepute and (iv) the Company and its Subsidiaries have not entered into any settlement agreement with a current or former Company Service Provider relating to any allegations of sexual harassment or other harassment, discrimination or retaliation by any current executive officer or employee at or above the vice president or equivalent level of the Company or its Subsidiaries.

Section 4.19. Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws that is currently pending, and there are no judicial, administrative or other Proceedings pending or, to the Company’s Knowledge, threatened which allege a violation by, or liability of, the Company or any of its Subsidiaries under any Environmental Laws, and there is no administrative or judicial Order of any Governmental Authority pursuant to any Environmental Laws outstanding against the Company or any of its Subsidiaries;

(b) the Company and each of its Subsidiaries have all Permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such Permits, and to the Knowledge of the Company such Permits are (i) not subject to any pending or threatened revocation or modification; and (ii) the consummation of this transaction will not require any Permit to be reissued, amended, or transferred;

(c) the operations of the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws; and

(d) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other Person to the extent giving rise to liability for the Company or any of its Subsidiaries has released or disposed of any Hazardous Substance on or under real property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other location where Hazardous Substances generated by the Company or any of its Subsidiaries have been disposed, in quantities or concentrations that require investigation, remediation or monitoring by the Company or any of its Subsidiaries pursuant to any Environmental Law.

(e) The Company and each of its Subsidiaries have made available all environmental site assessments, including any Phase I reports, and all material environmental documents, including any environmental Permits.

Section 4.20. Material Contracts. (a) Section 4.20(a) of the Company Disclosure Schedule contains an accurate and complete list as of the date hereof of each contract described below in this Section 4.20(a) (other than a Company Plan, a purchase order, any insurance policies or binders and contracts (including amendments and modifications thereto) filed as exhibits to the Company SEC Documents) to which the Company or any of its Subsidiaries is a party as of the date hereof (each contract of a type described in this Section 4.20(a), together with any contract that is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K under the 1933 Act, a “Material Contract”):

(i) any contract with a top 10 customer (determined on the basis of the aggregate revenues recognized by the Company and its Subsidiaries during calendar year 2025) (“Top Customer”);

(ii) any contract with a top 10 vendor or supplier of goods, services or other assets (determined on the basis of the aggregate dollar volume of purchases made by the Company and its Subsidiaries during calendar year 2025) (“Top Supplier”);

(iii) [Reserved];

(iv) any contract that is not a lease for real property and that both (A) requires the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries after the date hereof in an amount having an expected value in excess of $5,000,000 and (B) cannot be canceled by the Company or any of its Subsidiaries without penalty or further payment (other than liabilities incurred prior to the time of termination) without more than ninety (90) days’ notice;

(v) any contract relating to the acquisition or disposition of any material securities or businesses (whether by merger, purchase of stock, purchase of assets or otherwise) (A) entered into since January 1, 2026 or (B) that contains any material outstanding non-competition, earn-out or other contingent payment obligations of the Company or any of its Subsidiaries that would reasonably be expected to result in the Company’s or any of its Subsidiaries’ receipt or making of future payments in excess of $1,000,000;

(vi) any contract (other than agreements with employees, contractors, consultants, agents or other Persons entered into in the ordinary course of business) for the development of any material Intellectual Property for the benefit of the Company or its Subsidiaries;

(vii) any contract pursuant to which the Company or any of its Subsidiaries licenses any material Intellectual Property to or from any Person, other than (A) non-exclusive licenses or sublicenses entered into in the ordinary course of business, (B) licenses of, or subscriptions to, generally commercially available off-the-shelf software, (C) Open Source Software licensed on standard terms, (D) contracts to the extent containing a non-exclusive licenses that is merely incidental to the transaction contemplated by such contract, (E) confidentiality or non-disclosure agreements or (F) contracts with employees, contractors, consultants, agents or other Persons entered into in the ordinary course of business;

(viii) any contract under which the Company or any of its Subsidiaries (A) is lessee of, or holds or operates, any personal property owned by any other Person, for which the annual rent exceeds $5,000,000 and (B) cannot cancel without penalty or further payment (other than liabilities incurred prior to the time of termination) without more than ninety (90) days’ notice;

(ix) any agreement between the Company or any Subsidiary of the Company, on the one hand, and any Affiliate of the Company (including any director or officer), on the other, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the 1934 Act;

(x) any contract that (A) limits in any material respect the freedom of the Company or any of its Subsidiaries to compete in any line of business or geographic region, or with any Person or (B) expressly contains any material “most favored nation” provision or exclusive dealing arrangement or arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right to any other Person, (C) prohibits or limits the right of the Company or any of its Subsidiaries to develop, make, sell or distribute any products or services, or otherwise compete with any Third Party, or (D) any of the foregoing in this clause (x) that will after the Closing apply to Parent or any of its Subsidiaries (aside from the Company or its Subsidiaries);

(xi) any partnership, joint venture, joint development, strategic alliance or other similar contract that is material to the Company and its Subsidiaries, taken as a whole;

(xii) any contract relating to outstanding indebtedness for borrowed money of the Company or any of its Subsidiaries in a principal amount in excess of $5,000,000 (including any related security or pledge agreements), other than (A) contracts among the Company and its wholly owned Subsidiaries or (B) a hedging, derivative, swap or similar contract;

(xiii) any contract providing for the settlement of any Proceeding asserted by any Person (including a Governmental Authority) involving payment by the Company or any of its Subsidiaries after the date hereof in excess of $5,000,000 or that imposes material ongoing obligations after the date hereof on the Company and its Subsidiaries, taken as a whole;

(xiv) any Company Lease;

(xv) [Reserved]; and

(xvi) any other contract that commits the Company or any of its Subsidiaries to enter into any contracts of the types described in foregoing clauses (i) through (xv).

(b) As of the date hereof, none of the Company or its Subsidiaries has received written notice, or, to the Company’s Knowledge, verbal notice from any Top Customers or Top Suppliers: (x) that it will terminate, cancel, materially limit or materially and adversely modify any material amount of its existing business with the Company or any its Subsidiaries; or (y) that it is in a material dispute with the Company or its Subsidiaries or their respective businesses. The Company has made available to Parent an accurate and complete copy of each Material Contract as in effect as of the date hereof (including all amendments, annexes, written waivers, statements of work and similar documentation). Except for breaches, violations or defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (i) each Material Contract is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Material Contract, is in breach or default of any provision of, or taken or failed to take any act which, with or without notice, lapse of time or both, would constitute a default under, such Material Contract. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 4.21. Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks and with such carriers as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate and as is sufficient to comply with Applicable Law, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof and the limits and sublimits of such policies have not been exhausted or materially diminished, (c) all premiums payable under all such policies have been timely paid, (d) the Company and its Subsidiaries are in compliance with (and not in breach of) all other terms and conditions of all such policies and (e) no written notice of any cancellation, termination or premium increase has been received with respect to any such policies.

Section 4.22. Finders’ Fees. Except for J.P. Morgan Securities LLC, there is no investment banker, financial advisor, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who would be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.23. Opinion of Financial Advisor. The Board of Directors has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions and limitations set forth therein, the Offer Price is fair to the Company’s stockholders from a financial point of view, and, as of the date hereof, such opinion has not been withdrawn, rescinded or modified. A written copy of such opinion will be provided promptly after the execution of this Agreement (on a confidential basis and solely for informational purposes) to Parent by the Company (it being understood and agreed that such opinion is for the benefit of the Board of Directors only and may not be relied upon by Parent or Merger Sub).

Section 4.24. Antitakeover Statutes. Assuming the representations and warranties set forth in Section 5.10 are true and correct, the Company has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Offer and the Merger.

Section 4.25. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in Article 5, or in any certificate delivered pursuant to this Agreement, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Merger Sub to the Company, and the Company hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of Parent or Merger Sub, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Parent, Merger Sub or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing. The Company also acknowledges and agrees that none of Parent, Merger Sub or any other Subsidiaries of Parent makes any representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or any of its Subsidiaries or the future business, operations or affairs of Parent or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in any report, schedule, form, statement, prospectus, registration statement or other document filed with or furnished to the SEC by Parent pursuant to Applicable Law since January 1, 2024 (collectively, together with any exhibits and schedules thereto and other information incorporated therein) and at least 24 hours before the execution of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section or other statements that are similarly nonspecific or predictive, cautionary or forward looking, it being understood that this clause (a) shall not apply to Section 5.01, Section 5.02, Section 5.04 or Section 5.10) or, (b) subject to Section 11.05, as set forth in the Parent Disclosure Schedule, each of Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted, and to own, lease or operate its properties and assets, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. Merger Sub was incorporated solely for the purpose of consummating the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by, Parent, free and clear of all Liens other than Permitted Liens.

Section 5.02. Corporate Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of each of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no vote of the stockholders of Parent is necessary to authorize the execution, delivery or performance of this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions). Prior to the execution of this Agreement, Parent, as sole stockholder of Merger Sub, duly executed and delivered a stockholder consent, such consent to be effective immediately following the execution of this Agreement, adopting this Agreement pursuant to Sections 228 and 251 of the DGCL (the “Parent Consent”). Within one (1) Business Day, Parent will deliver to the Company a copy of the Parent Consent, which is in effect and has not been rescinded.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act, (b) compliance with the applicable Foreign Investment Laws, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or Merger Sub are qualified to do business, (e) compliance with the rules and regulations of any national securities exchange on which securities of Parent are listed and (f) any other actions or filings (i) required solely by reason of the participation of the Company (as opposed to any Third Party) in the transactions contemplated hereby or (ii) the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-Contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default (with or without the passage of time) under, or cause or permit the termination or cancellation of any agreement binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Compliance with Laws. Parent and each of its Subsidiaries are in compliance with all Applicable Laws, except for such failure to comply that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.06. Disclosure Documents. The information with respect to Parent and any of its Subsidiaries supplied by Parent to the Company for inclusion in the Company Disclosure Documents will not, at the time such Company Disclosure Documents and any amendments or supplements thereto are filed with the SEC, at the time off any distribution or dissemination thereof, and at the time of the consummation of the Offer, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.06 will not apply to statements or omissions included or incorporated by reference in the Schedule TO, Offer Documents and the Company Disclosure Documents based upon information furnished by the Company or any of its Representatives in writing specifically for use or incorporation by reference therein.

Section 5.07. Litigation. Since January 1, 2024, there is no (a) Proceeding pending against, or, to the Knowledge of Parent, threatened in writing against, Parent or any of its Subsidiaries before or by (or, in the case of a threatened Proceedings, that would be before or by) any Governmental Authority or (b) Order outstanding against Parent or any of its Subsidiaries, in each case except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, there is no Proceeding pending, or, to the Knowledge of Parent, threatened, against Parent or Merger Sub that in any manner seeks to prevent, enjoin or materially delay Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby.

Section 5.08. Finders’ Fees. Except for Evercore Inc., whose fees will be paid by Parent, there is no investment banker, financial advisor, broker or finder that has been retained by or is authorized to act on behalf of Parent or Merger Sub who would be entitled to any fee or commission from Parent, the Company or any of their Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 5.09. Sufficient Funds. Parent has, and will have as of the Acceptance Time and Effective Time, sufficient unrestricted cash on hand to enable Parent and Merger Sub to pay in cash all amounts required to be paid by them in connection with the Offer, the Merger and the other transactions contemplated hereby. Parent acknowledges and agrees that the availability of funds will not be a condition to the obligation of Parent or Merger Sub to consummate the transactions contemplated hereby.

Section 5.10. Ownership of Common Shares. Except for, following the Expiration Date, Shares acquired in the Offer, neither Parent nor Merger Sub nor any of their respective Affiliates or “associates” is the beneficial owner (within the meaning of Section 13 of the 1934 Act and the rules and regulations promulgated thereunder) of any Shares or other Company Securities, or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting, directing the voting of or disposing of any Shares or other Company Securities. Neither Parent nor Merger Sub nor any of their respective “affiliates” or “associates” is, or has been within the past three years, an “interested stockholder” of the Company under Section 203 of the DGCL (as the terms “affiliates”, “associates” and “interested stockholder” are defined in Section 203 of the DGCL). Prior to and as of the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized any Representative of Parent or Merger Sub to take, or has knowledge that any Representative of Parent or Merger Sub has taken, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” within the meaning of Section 203 of the DGCL or render Section 251(h) of the DGCL inapplicable to the Merger. For purposes of the first and third sentence of this Section 5.10, the term “associate” shall have the meaning ascribed to it in Rule 12b-2 of the 1934 Act.

Section 5.11. Absence of Certain Agreements. Neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or has agreed to tender its Shares into the Offer or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 5.12. Management Agreements. Other than this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Board of Directors, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.13. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties expressly set forth in Article 4 or in any certificate delivered pursuant to this Agreement, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company or any of its Subsidiaries or any other Person to Parent or Merger Sub, and each of Parent and Merger Sub hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of the Company or any of its Subsidiaries, and on any documentation or other information delivered or disclosed to Parent or Merger Sub, or any of their respective Representatives or Affiliates, by the Company or any of its Representatives or Affiliates (including as to the accuracy or completeness thereof). Each of Parent and Merger Sub also acknowledges and agrees that the Company and its Subsidiaries make no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01. Conduct of the Company. Except (w) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as required or expressly contemplated or expressly permitted by this Agreement, (y) as set forth in Section 6.01 of the Company Disclosure Schedule or (z) as required by Applicable Law, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) (A) use reasonable best efforts to conduct its business in the ordinary course of business, in all material respects, and (B) use reasonable best efforts to (x) preserve substantially intact, in all material respects, its current business organization and lines of business that are material, individually or in the aggregate, to the Company and its Subsidiaries and (y) subject to the Company’s reasonable business judgment on personnel, keep available the services of its and their respective executive officers (provided that, in the case of the foregoing clause (i), no action with respect to the matters addressed by any subclause of the following clause (ii) (nor any action not taken in order to comply therewith) shall constitute a breach of clause (i) unless any such action would constitute a breach of such subclause of the following clause (ii)) and (ii) not:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents;

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of the Company’s Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities, except as required by the terms of any Company Plan;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities (other than the issuance of (i) any Company Equity Awards in the ordinary course of business pursuant to the applicable Company Plans and as otherwise permitted by this Agreement and (ii) any Shares upon the vesting, exercise or settlement of Company Equity Awards outstanding on the date hereof or issued (or modified) after the date hereof in accordance with this Section 6.01 in accordance with their terms) or any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company;

(d) acquire (by merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, any securities or businesses or form any Subsidiary;

(e) enter into any new material line of business outside the existing business of the Company and its Subsidiaries as of the date of this Agreement;

(f) (i) sell, lease, assign, license or otherwise transfer, abandon or otherwise dispose, voluntarily permit to lapse or expire any of its material businesses or assets, including Company-Owned Intellectual Property, other than (A) pursuant to existing contracts or commitments as of the date hereof, (B) non-exclusive licenses or other rights granted in the ordinary course of business or (C) among the Company and its Subsidiaries, or (ii) voluntarily encumber or subject to any Lien (other than any Permitted Liens) any material asset of the Company or its Subsidiaries, including any material Company-Owned Intellectual Property (other than pursuant to contracts in effect prior to the date hereof or entered into after the date hereof in compliance with this Agreement);

(g) make or authorize any capital expenditure other than any capital expenditures that are provided for in the Company’s capital expense budget set forth in Section 6.01(g) of the Company Disclosure Schedule;

(h) make any material loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans or advances among the Company and any of its Subsidiaries and capital contributions to or investments in its Subsidiaries, (ii) trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business, and (iii) pursuant to any advancement obligations under the Company’s or its Subsidiaries’ organizational documents;

(i) incur any indebtedness for borrowed money (or guarantees thereof), other than indebtedness incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company;

(j) other than in connection with any stockholder or derivative litigation related to the transactions contemplated hereby, which is the subject of Section 8.07, settle any Proceedings that would require a payment by the Company in excess of $500,000 in any individual case or $1,000,000 in the aggregate (in each case net of amounts covered by insurance or indemnification agreements with third parties), other than (i) as required by their terms as in effect on the date hereof or (ii) claims reserved against in the consolidated financial statements of the Company and its Subsidiaries (for amounts not materially in excess of such reserves); provided that, in the case of each of (i) and (ii), the payment, discharge, settlement or satisfaction of such Proceeding does not include any material obligation (other than the payment of money and confidentiality and other similar obligations incidental to such settlement) to be performed, or the admission of material wrongdoing, by the Company or any of its Subsidiaries or any of their respective officers or directors;

(k) (i) enter into any contract which, if entered into prior to the date of this Agreement, would have been a Material Contracts of the type described in clauses (v), (ix), (x), (xi) or (xiv) of the definition of “Material Contract,” other than the automatic renewal or extension of any Material Contract pursuant to its terms or on terms not materially less favorable for the Company and in the ordinary course of business; (ii) enter into any other contract that, if entered into prior to the date of this Agreement, would have been a Material Contract, except in the ordinary course of business (including as to terms and conditions thereof), other than in the ordinary course of business; (iii) terminate any Material Contract (other than any expiration of the term of an existing Material Contract), other than in the ordinary course of business; or (iv) amend or modify in any material respect or waive any material right under any Material Contract, other than in the ordinary course of business;

(l) other than as required under the terms of any Company Plan, (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement with) any Company Service Provider, other than the payment of severance benefits in the ordinary course of business consistent with past practice to Company Service Providers who are terminated in accordance with the terms of this Section 6.01, (ii) materially modify any compensation or benefits (including any Company Equity Award) of any Company Service Provider or take any action to otherwise secure the funding or payment of any such compensation or benefits, increase salary, wages or other compensation or benefits payable to any Company Service Provider; (iii) establish, adopt, terminate or materially amend any material Company Plan (or any plan, program, arrangement, practice or agreement that would be a Company Plan if it were in existence on the date of this Agreement) or (iv) hire or terminate (other than for cause) any employee with a title of Vice President or more senior title;

(m) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(n) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by the Company’s independent public accountants;

(o) (A) other than in the ordinary course of business, make, change or revoke any material Tax election, (B) change any Tax accounting period, (C) amend in any material respect the U.S. federal income Tax Return of the Company or any other material Tax Return, (D) make any material change in any of its methods of Tax accounting, (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, (F) enter into any material Tax sharing agreement or other similar arrangement (other than any commercial agreements or contracts entered into in the ordinary course of business and not primarily related to Tax or any agreement among or between only the Company and/or any of its Subsidiaries) or a closing agreement, or (G) or settle or compromise any material Tax claim, audit or assessment;

(p) [Reserved];

(q) recognize any Labor Organization as the representative of any Company Service Providers or enter into or negotiate any CBA;

(r) take any action that triggers WARN or conduct any other group terminations or layoffs; or

(s) commit to do any of the foregoing.

Section 6.02. Compensation Arrangements. Prior to the Effective Time, the Company (acting through its Compensation Committee) shall take all steps that may be necessary or advisable to cause each Company Plan entered into by the Company or any of its Subsidiaries on or after the date hereof with any of its directors, officers or employees pursuant to which consideration is payable to any director, officer or employee to be approved by the Compensation Committee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Section 6.03. Access to Information. (a) From the date hereof until the Effective Time, subject to Applicable Law, the Company shall (i) give Parent, and its Representatives, upon reasonable notice, reasonable access during normal business hours, to the offices, properties, assets, books, records and personnel of the Company and its Subsidiaries and (ii) promptly furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request (provided that the Company’s investment bankers, attorneys, accountants and other advisors will not be required to furnish to Parent or its Representatives any of their internal documents or materials). The Company shall have the right to have its Representatives present in any investigation pursuant to this Section 6.03, and such investigation shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 6.03 shall require the Company to provide any access to, or to disclose any, (i) information if providing such access or disclosing such information would violate any Applicable Law (including Competition Laws and Applicable Laws with respect to data privacy) or confidentiality obligation or other similar binding obligation entered into prior to the date of this Agreement, (ii) (x) communications between the Company and its investment bankers, attorneys, accountants and other advisors, (y) any information relating to the negotiation of this Agreement, the valuation of the Company, the Offer, the Merger or any financial or strategic alternatives thereto, or relating to any Acquisition Proposal (including any Superior Proposal) or Intervening Event or (z) any information related to an Adverse Recommendation Change or the actions of the Board of Directors (or any committee thereof) with respect thereto, (iii) information protected by attorney-client privilege (for all purposes in this Agreement, as such privilege is conceptualized under Applicable Law in the United States) to the extent that such privilege cannot be protected by the Company through exercise of its reasonable best efforts; provided that, in the case of clauses (i) and (iii), the Company shall use reasonable best efforts to allow for such access or disclosure in a manner that would not violate any such Applicable Law or agreement or jeopardize the protection of the attorney-client privilege, (iv) information in connection with any material dispute between the parties or any of their respective Affiliates, or following the filing of any Proceeding between the parties or any of their respective Affiliates with respect to this Agreement or the transactions contemplated hereby, or (v) information in response to unduly burdensome, voluminous or unreasonable (whether as to scope, frequency or otherwise) requests for access or information; provided that the Company’s good faith failure to comply with this Section 6.03 shall not provide Parent or Merger Sub the right not to effect the transactions contemplated by this Agreement.

(b) All information exchanged or otherwise received pursuant to Section 6.03(a) will be subject to the confidentiality agreement dated as of June 9, 2026, between the Company and Parent (the “Confidentiality Agreement”). No information or knowledge obtained in any investigation pursuant to this Section 6.03 shall affect or limit or be deemed to modify any representation or warranty made by any party hereunder or any rights or remedies available to any party under this Agreement.

Section 6.04. No-Shop; Other Offers.

(a) No-Shop. Immediately following the execution of this Agreement, the Company shall cease and terminate, cause its Subsidiaries, directors, executive officers and financial advisors to cease and terminate, and shall use reasonable best efforts to cause its other Representatives not to continue, any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Acquisition Proposal or any potential Acquisition Proposal. Except as otherwise expressly permitted by the remainder of this Section 6.04, until the earlier to occur of the termination of this Agreement pursuant to Article 10 and the Effective Time, the Company shall not, shall cause its Subsidiaries, directors, executive officers and financial advisers not to, and shall use reasonable best efforts to cause its and their respective Representatives not to, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any offer or proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) solicit, initiate or participate in any discussions or negotiations with, furnish any material nonpublic information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise knowingly cooperate with, any Third Party, in each case relating to any inquiry or proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal,

(iii) (A) withdraw, withhold, qualify, modify or fail to include the Company Recommendation in the Schedule 14D-9, (B) authorize, adopt, approve, recommend or otherwise declare advisable, or propose publicly to authorize, adopt, approve, recommend or otherwise declare advisable, any Acquisition Proposal or any proposal that would reasonably be expected to lead to any Acquisition Proposal, (C) fail to publicly recommend against any publicly disclosed Acquisition Proposal within five (5) Business Days after written request to do so by Parent, provided that the Company shall not be required to so publicly recommend against an Acquisition Proposal more than one (1) time per Acquisition Proposal or per any material modification of such Acquisition Proposal; or (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the 1934 Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of such tender offer or exchange offer or, if earlier, prior to the date that is five (5) Business Days prior to the expiration of the Offer (any of the foregoing in clauses (A) through (D), an “Adverse Recommendation Change”) or (iv) approve, authorize, recommend or enter into any letter of intent, indication of interest, memorandum of understanding, term sheet, agreement in principle, merger agreement, acquisition agreement, option agreement, share exchange agreement, joint venture agreement or any other instrument, contract or agreement relating to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement; provided that the foregoing shall not prohibit the Company or any of its Subsidiaries from waiving or releasing any “standstill” with respect to the Company or any of its Subsidiaries (x) to the extent required to allow a Third Party to confidentially submit an Acquisition Proposal to the Board of Directors, but solely to the extent that the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law, and the Company shall promptly (and in any event within twenty-four (24) hours after taking such action) notify Parent of the taking of any such action or (y) that is automatically by its terms released or waived as a result of the Company executing and delivering this Agreement. Within forty-eight (48) hours after the execution of this Agreement, the Company shall (1) request in writing that each Person (other than Parent and its Representatives) that has, within the twelve (12) months prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement and (2) terminate access to any then existing physical or electronic data rooms relating to a possible Acquisition Proposal by such Person and its Representatives.

(b) Exceptions. Notwithstanding anything contained in this Section 6.04 to the contrary, at any time prior to the Acceptance Time:

(i) the Company, directly or indirectly through its Representatives, may, subject to entry into an Acceptable Confidentiality Agreement (to the extent not already in place) and prior or substantially concurrent written notice to Parent of any of the following actions, (A) engage in negotiations or discussions with any Third Party and its Representatives that has made a bona fide written Acquisition Proposal that did not arise from a material breach of Section 6.04 if, but only if, the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior

Proposal and (B) furnish to such Third Party or its Representatives nonpublic information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records and personnel of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that, to the extent that any nonpublic information relating to the Company or its Subsidiaries is provided to any such Third Party or any such Third Party is given access which was not previously provided to or made available to Parent, such nonpublic information or access is provided or made available to Parent and its Representatives within twenty-four (24) hours of providing such information or access to such Third Party; and

(ii) subject to compliance with Section 6.04(d), the Board of Directors may, (A) in response to a bona fide written Acquisition Proposal that did not arise from a material breach of Section 6.04, make an Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) in order to substantially concurrently enter into a written definitive agreement for such Superior Proposal if, but only if, the Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisor, (x) that such Acquisition Proposal constitutes a Superior Proposal and (y) that the failure to make an Adverse Recommendation Change or so terminate this Agreement, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law or (B) in response to an Intervening Event, make an Adverse Recommendation Change, if, but only if, the Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with the director’s fiduciary duties under Applicable Law.

In addition, nothing contained in this Agreement shall prevent the Board of Directors (or any committee thereof) from (1) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an offer, inquiry, proposal or indication of interest with respect to an Acquisition Proposal that the Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisor, is required by Applicable Law, provided that (x) the Board of Directors may not make an Adverse Recommendation Change unless permitted by, and in accordance with the terms of, this Section 6.04(b) and (y) in any such disclosure the Company expressly re-affirms the Company Recommendation, (2) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (3) contacting and engaging in discussions with any person or group and their respective Representatives who has made an offer, inquiry, proposal or indication of interest with respect to an Acquisition Proposal that was not solicited in breach of this Section 6.04 solely for the purpose of clarifying such offer, inquiry, proposal or indication of interest and the terms thereof or informing such Third Party of the restrictions imposed by this Section 6.04.

(c) Required Notices. Prior to the earlier of the termination of this Agreement pursuant to Article 10 and the Effective Time, the Company shall notify Parent in writing promptly (and in any event within twenty-four (24) hours) of the receipt by the Company of any Acquisition Proposal or any offer, proposal or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, or any amendment or modification to the financial or other material terms of any Acquisition Proposal, offer, proposal or indication of interest, and such notice shall include, to the extent then known to the Company, (i) the identity of the Third Party making such Acquisition Proposal, offer, proposal or indication of interest, (ii) copies of all documents and material written communications received by the Company or any of its Representatives setting forth the material terms and conditions of such Acquisition Proposal (and any such material amendment or modification) and (iii) to the extent no documents or written information in prior clause (ii) have been provided to the Company, then to the extent known by the Company, the terms and conditions of any such Acquisition Proposal, offer, proposal or indication of interest (and any such material amendment or modification) (provided, for the avoidance of doubt, that any financing commitments and fee letters with respect thereto may be redacted with respect to the fee amounts and specific “market flex” provisions in a customary manner).

(d) Last Look. Neither the Board of Directors nor the Company shall take any of the actions referred to in Section 6.04(b)(ii) unless (i) the Company shall have notified Parent, in writing, and at least four (4) Business Days shall have elapsed after the date on which such notice was delivered to Parent (the “Notice Period”) of its intention to take such action, specifying, in reasonable detail, the reasons for taking such actions, and (A) in the case of a Superior Proposal, attaching a copy of all proposed agreements and other material documents contemplated by Section 6.04(c) with respect to such Superior Proposal, if applicable, or (B) in the case of an Intervening Event, a reasonably detailed description of the facts and circumstances relating to such Intervening Event (in each case of clause (A) and (B), which notice shall not constitute an Adverse Recommendation Change), (ii) during such Notice Period, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as Parent may propose, (iii) upon the end of such Notice Period (or such new Notice Period as contemplated by clause (iv) below), the Board of Directors shall have considered in good faith any revisions to the terms of this Agreement irrevocably proposed in writing by Parent that, if accepted by the Company, would be binding upon Parent and Merger Sub, and shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, (x) that the Superior Proposal would nevertheless continue to constitute a Superior Proposal (or in the case of an Intervening Event, such revisions would not obviate the need to effect the Adverse Recommendation Change) and (y) that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law and (iv) in the event of any change to any of the financial terms (including the form, amount or timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above and a new Notice Period under clause (i) shall commence (provided that for the new Notice Period thereunder the reference to “four (4) Business Days” shall instead be only be “two (2) Business Days”) during which time the Company shall be required to comply with the requirements of this Section 6.04(d) anew (except to the extent set forth in the preceding proviso with respect to the Notice Period) with respect to such additional notice, including clauses (i) through (iii) above; provided, further, that, for the avoidance of doubt, (x) any determination or action by the Board of Directors, in and of itself, to the extent permitted by Section 6.04(b), Section 6.04(c) or this Section 6.04(d) shall not be, and shall not be deemed to be, a breach or violation of this Section 6.04 and shall not, unless an Adverse Recommendation Change has occurred, give Parent a right to terminate this Agreement pursuant to Section 10.01(c)(i) and (y) none of (1) the determination by the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, (2) the disclosure by the Company of such determination or (3) the delivery by the Company to Parent or Merger Sub or their respective Representatives of any notice required by Section 6.04(c) or this Section 6.04(d) shall constitute an Adverse Recommendation Change.

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (but substituting “50%” for all references to “25%” in the definition of such term) that did not arise from a material breach of Section 6.04 that the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, is more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger, in each case, taking into consideration all financial, regulatory, financing, conditionality, legal and other factors deemed relevant by the Board of Directors and, if applicable, any changes to the terms of this Agreement irrevocably proposed by Parent pursuant to this Section 6.04 that, if accepted by the Company, would be binding upon Parent and Merger Sub.

(f) Definition of Intervening Event. For purposes of this Agreement, “Intervening Event” means an event, fact, circumstance, development or occurrence that (i) was not known to or reasonably foreseeable by the Board of Directors as of the date of this Agreement, which event or circumstance becomes known to or by the Board of Directors prior to the Acceptance Time or (ii) was known to or reasonably foreseeable by the Board of Directors as of the date of this Agreement, but the consequences of which (or the magnitude thereof) were not known or reasonably foreseeable by the Board of Directors as of the date of this Agreement, and, in each case, does not relate to an Acquisition Proposal; provided that in no event shall the following constitute or be taken into account in determining the existence of an Intervening Event: (A) the Company exceeding any internal or published revenue or earnings forecasts or projections for any period or (B) changes in the market price or trading volume of Shares; provided that in the case of the foregoing clauses (A) and (B), the underlying causes of such Effect may be considered and taken into account in determining whether there has been an Intervening Event, or (C) changes in general economic, financial or geopolitical conditions, or changes in conditions in the global, international or U.S. economy of financial markets generally.

(g) Deemed Breaches. Any violation of this Section 6.04 by (i) any Subsidiary, director, executive officer or financial advisor of the Company or (ii) any other Representative (to the extent acting in such capacity) of the Company or any of its Subsidiaries to the extent that the Company authorizes or knowingly permits such violation shall be deemed to be a breach of this Section 6.04 by the Company.

Section 6.05. Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time.

Section 6.06. Resignations of Directors. The Company shall use reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each individual who is a director of the Company as of immediately prior to the Effective Time (it being understood that for any director who also serves as an officer of the Company or any of its Subsidiaries, such resignation shall not constitute a termination of employment or “Good Reason” with respect to the termination of employment under any Company Plan applicable to such individual’s status as an employee, officer or director of the Company or such Subsidiary, as applicable).

ARTICLE 7

COVENANTS OF PARENT AND MERGER SUB

Section 7.01. Conduct of Parent. Parent shall not, and shall cause its Affiliates not to, from the date of this Agreement to the Effective Time, take any action, which action is intended or designed to prevent or prohibit the ability of Parent and Merger Sub to consummate the Offer or the Merger; provided that, this Section 7.01 shall not apply to the matters covered by Section 8.01, which shall be exclusively governed by Section 8.01.

Section 7.02. Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Director and Officer Liability. (a) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its Subsidiaries and any individuals serving in such capacity at or with respect to other Persons at the Company’s or its Subsidiaries’ request (each, an “Indemnified Person”) from and against any out-of-pocket losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in any such capacity prior to the Effective Time, in each case to the fullest extent permitted by the DGCL and/or provided under the Company’s certificate of incorporation and bylaws or other organizational documents of the Company or any of its Subsidiaries in effect on the date hereof. Notwithstanding the foregoing, if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification or advancement pursuant to this Section 7.03(a), then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In connection with a Proceeding arising out of or relating to matters that would be indemnifiable pursuant to this Section 7.03(a), (i) the Surviving Corporation will have the right to control the defense thereof after the Effective Time; (ii) each Indemnified Person will be entitled to retain his or her own counsel (the reasonable fees and expenses of which will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such Proceeding; (iii) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (iv) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent, unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding.

(b) For six (6) years after the Effective Time, Parent shall cause to be maintained in effect provisions in the certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation and its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any such Subsidiary) regarding elimination of liability of directors and officers, indemnification of directors, officers and other fiduciaries and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person on the Company’s standard form of indemnification agreement (as reflected in the Company SEC Documents) that was in effect as of the date of this Agreement, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(d) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the noncancelable “tail” or “runoff” extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from the Company’s current insurance carrier with respect to D&O Insurance or, if unavailable, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby); provided that in no event shall the Company, Parent or the Surviving Corporation expend, or be required to expend, for such policies pursuant to this Section 7.03(d) a premium amount in excess of 300% of the premium amount per annum for the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e) If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(f) The rights of each Indemnified Person under this Section 7.03 will be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under the DGCL or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries that was made available to Parent. These rights will survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Employee Matters. (a) Parent hereby acknowledges and agrees that a “Change in Control”, “Corporate Transaction” or similar phrases within the meaning of the Company Plans containing change in control provisions will occur as of the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Corporation (or one or more of its Subsidiaries, as applicable) to assume, honor and provide all the Company Plans in accordance with their terms in effect as of the Effective Time.

(b) For a period commencing at the Effective Time and ending on the date that is twelve (12) months thereafter (or such earlier date that any Continuing Employee terminates employment), Parent shall cause each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time whose employment continues as of the Effective Time (each, a “Continuing Employee”) to receive (i) an annual rate of salary for salaried employees and an hourly rate for hourly employees that is no less favorable than the annual rate of salary or hourly wage, as applicable, provided to such Continuing Employee as of immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities (excluding any change in control, retention or similar payments) that are no less favorable than the target cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, (iii) the greater of (A) those described in Section 7.04(b) of the Company Disclosure Schedule and (B) severance benefits and protections no less favorable than those provided by Parent or an applicable Subsidiary to its similarly situated employees and, and (iv) all other compensation and employee benefits that are substantially comparable in the aggregate to all other compensation and employee benefits provided to such Continuing Employee as of immediately prior to the Effective Time (excluding any defined benefit pension and retiree medical or life insurance benefits).

(c) At the Effective Time (or within ten (10) Business Days thereafter), Parent shall cause the Surviving Corporation to pay to each Continuing Employee (i) any unearned but unpaid short-term incentive bonus for the performance period immediately preceding the performance period in which the Effective Time occurs and (ii) a bonus under the Company’s short-term performance bonus programs for the performance period in which the Effective Time occurs calculated based on target performance and assuming a continued service during the full performance period.

(d) Parent shall cause the Surviving Corporation and any of its respective Subsidiaries (and any of their respective third-party insurance providers or third-party administrators) to (i) use its reasonable best efforts to waive all limitations as to any pre-existing condition or waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any employee benefit plan in which such Continuing Employees may be eligible to participate as of or after the Effective Time, to the extent pre-existing conditions and waiting periods did not apply or were satisfied under a similar Company Plan prior to the Effective Time, and (ii) credit each Continuing Employee, as of and after the Effective Time, for any copayments, deductibles, offsets or similar payments made under the relevant group health plan of the Company or any of its Subsidiaries during the plan year that includes the Effective Time for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable group health plans of Parent, Merger Sub or any of their respective Subsidiaries (including the Surviving Corporation and its Subsidiaries). In addition, as of the Effective Time, Parent shall cause the Surviving Corporation and any applicable Subsidiary to give all Continuing Employees full credit for such Continuing Employees’ service with the Company or any of its Subsidiaries for all purposes (including eligibility, vesting, accruals and determination of level of benefits) under any compensation and benefit plans, programs, policies, agreements and arrangements maintained by Parent, Merger Sub or an applicable Subsidiary (including the Surviving Corporation and its Subsidiaries) in which any Continuing Employee may be eligible to participate after the Effective Time, to the same extent and for the same purpose that such service was credited for under any similar Company Plan immediately prior to the Effective Time, provided that such credit for service shall not apply to the extent it would result in a duplication of benefits or compensation.

(e) Without limiting the generality of Section 11.06, the provisions of this Section 7.04 are solely for the benefit of the parties to this Agreement, and no Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 7.04. Nothing herein shall, or be deemed to, (i) establish, terminate, amend or modify any Company Plan or any other compensation or benefit plan, program, policy, agreement or arrangement maintained or sponsored by Parent, Merger Sub, the Company or any of their respective Affiliates (including the Surviving Corporation and its Subsidiaries); (ii) alter or limit Parent’s, Merger Sub’s or any of their respective Affiliates’ (including the Surviving Corporation’s) ability to establish, terminate, amend or modify any particular benefit plan, program, policy, agreement or arrangement, (iii) confer upon any Company Service Provider any right to employment or continued employment for any period of time by reason of this Agreement (or otherwise modify at-will employment status for U.S. employees and any other employees who may be at-will) or (iv) prevent Parent, Merger Sub or any of their respective Affiliates (including the Surviving Corporation) from terminating the employment of any Continuing Employee following the Effective Time. For avoidance of doubt, subject to Applicable Law, following the Effective Time, Parent and any of its Affiliates may terminate the employment of any Continuing Employee at any time for any reason and may change an compensation or benefits offered to any Continuing Employee at any time for any reason.

ARTICLE 8

COVENANTS OF PARENT, MERGER SUB AND THE COMPANY

Section 8.01. Regulatory Undertakings. (a) Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, any actions taken by the Company permitted by Section 6.04), the Company, Parent and Merger Sub shall use reasonable best efforts to take, and shall cause their respective Affiliates to use reasonable best efforts to take, all actions, and do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable (and in any event, at least five (5) Business Days prior to the End Date), including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Required Regulatory Approvals.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent shall (and shall cause their respective Affiliates, as appropriate, to) (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable and in any event no later than the first Business Day after the date hereof (and such filings shall request early termination of any applicable waiting period under the HSR Act), (ii) make any other required or appropriate notifications, reports and filings pursuant to the other applicable Competition Laws or Foreign Investment Laws set forth in Section 8.01(b) of the Company Disclosure Schedule as promptly as practicable and in any event within twenty (20) Business Days after the date hereof and (iii) make any other applications and filing(s) with respect to the transactions contemplated hereby in connection with the Required Regulatory Approvals or as determined by Parent (in consultation with the Company) to be reasonably required under Applicable Law as promptly as practicable after the date hereof (and in any event within the required statutory periods under Applicable Law), and in each case, furnish to the other party as promptly as practicable all information within its (or its Affiliates’) control requested by such other party and required for such other party to make any application or other filing to be made by it pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement. Each of Parent and the Company shall (and shall cause its Affiliates to) (A) respond as promptly as practicable to any inquiries received from the FTC, the Antitrust Division or any other Governmental Authority for additional information or documentary material that may be requested pursuant to the HSR Act or any other applicable Competition Laws, Foreign Investment Laws, or other Applicable Laws and shall promptly use reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Competition Laws, Foreign Investment Laws or other Applicable Laws as promptly as practicable and (B) shall not extend any waiting period under the HSR Act or under any other applicable Competition Laws, Foreign Investment Laws or other Applicable Law or enter into any agreement with the FTC, the Antitrust Division or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding anything to the contrary contained herein, if any objections are asserted by a Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, any other applicable Competition Law, any Foreign Investment Law or any other Applicable Laws or in connection with any Required Regulatory Approval, or if any Proceeding is instituted or threatened by any Governmental Authority or Third Party challenging any of the transactions contemplated by this Agreement, Parent shall use reasonable best efforts to take, or cause to be taken (including by causing its Affiliates to take), all actions as may be necessary to resolve such objections as promptly as practicable (and in any event, at least five (5) Business Days prior to the End Date). Without limiting the generality of the foregoing, in connection with any such objection or Proceeding, Parent shall, and shall cause its Subsidiaries and Affiliates to, use reasonable best efforts to take all actions as may be necessary to obtain any authorization, consent or approval of a Governmental Authority or to avoid or eliminate any impediments under the HSR Act, any other Competition Law, any Foreign Investment Law or any other Applicable Law or in connection with any Required Regulatory Approval so as to enable the consummation of the transactions hereby to occur as promptly as practicable and in any event no later than five (5) Business Days prior to the End Date, including (A) agreeing to hold separate, sell, license, divest or otherwise dispose of any of the businesses or properties or assets of Parent, the Company or any of their respective Affiliates, (B) terminating, amending or assigning any investments or other existing relationships, or any other contractual rights or obligations, (C) terminating any venture or other arrangement, (D) granting any right or commercial or other accommodation to, or entering into any contractual or other commercial relationship with, any Third Party, (E) imposing limitations on Parent or any of its Subsidiaries or the Company or any of its Subsidiaries with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets, or (F) effectuating any other change or restructuring of Parent or any of its Affiliates, or the Company or any of its Subsidiaries (clauses (A)–(F), a “Divestiture Action”). Notwithstanding anything to the contrary in this Agreement, nothing in this Section 8.01 or elsewhere in this Agreement shall require Parent or any of its Subsidiaries to take any action (including any Divestiture Action) that would, individually or in the aggregate with all other such terms, conditions, obligations, requirements, limitations, prohibitions, remedies, sanctions or other actions that would otherwise be required to be agreed to by Parent pursuant to this Section 8.01(c) reasonably be expected to result in a material adverse effect on the business, operations, financial condition or results of operations of: the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole. At the request of Parent, the Company shall agree to any Divestiture Action relating to the Company and its Subsidiaries; provided that any such action is conditioned upon the consummation of the Merger. Parent shall not be obligated to take any Divestiture Action that is not conditioned upon the consummation of the Merger and the other transactions contemplated by this Agreement. Parent shall also agree to the matters set forth on Section 8.01(c) of the Company Disclosure Schedule.

(d) Each party shall (i) promptly notify the other parties of any substantive communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority regarding this Agreement or the transactions contemplated hereby and, subject to Applicable Law, permit the other parties to review, reasonably in advance, any written communication or presentation proposed to be submitted to any Governmental Authority with respect to the foregoing and consider in good faith any comments such other party may provide thereto; (ii) not agree to participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry under any Applicable Law in connection with this Agreement or the Merger and the other transactions contemplated hereby unless in each case it consults with the other parties in advance and, unless such attendance and participation is prohibited by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat; and (iii) furnish the other parties with copies of all filings (other than Item 4(c) and Item 4(d) documents as defined in the HSR Act) and material correspondences and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, in each case with respect to any Competition Law, any Foreign Investment Law or any other Applicable Law in connection with this Agreement. The parties hereto shall consult and cooperate with one another, including through the provision of drafts of any written submissions, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any Competition Law, any Foreign Investment Law or any other Applicable Law in connection with this Agreement. Notwithstanding the foregoing, Parent shall, on behalf of the parties, control and direct all aspects of the parties’ efforts to obtain the required approvals under any Competition Law, any Foreign Investment Law or any other Applicable Law, including having principal responsibility for devising, implementing, and making the final determination as to the appropriate strategy relating to any matters relating to any Competition Law, any Foreign Investment Law or any other Applicable Law, including with respect to any filings, notifications, submissions and communications with or to any Governmental Authority; provided, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of obtaining such approvals and making such filings, notifications, submissions and communications. Parent will not enter into any agreement with any Governmental Authority not to consummate the Merger unless the Company has consented in writing to such extension or agreement (such consent not to be unreasonably withheld, conditioned or delayed).

(e) Parent shall pay and be responsible for all filing fees paid to Governmental Authorities in connection with the matters contemplated by Section 8.01(a).

Section 8.02. Certain Filings. The Company and Parent shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents, the Schedule TO and the Offer Documents, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents, the Schedule TO or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03. Public Announcements. The initial press release relating to this Agreement shall be a joint press release mutually agreed and issued by the Company and Parent. Except in connection with the matters contemplated by Section 6.04, but subject to the terms thereof, or in connection with any dispute between the parties regarding this Agreement, the Offer, the Merger or the other transactions contemplated hereby, Parent and the Company (a) shall consult with each other before issuing any further press release, having any communication with the press (whether or not for attribution) or making any other public statement (including any announcement or communication to officers, employees, customers, suppliers and other commercial partners of the Company or its Subsidiaries), or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby (other than any press release, communication, public statement, press conference or conference call which has a bona fide purpose that does not relate to this Agreement or the transactions contemplated hereby and in which this Agreement and the transactions contemplated hereby are mentioned only incidentally and in a manner consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party)) and (b) except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (provided, in such case, such party has given advance notice (and an opportunity to review and comment to the extent practicable) to the other party), shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, after the issuance of the initial press release relating to this Agreement or after any press release or the making of any public statement with respect to which the foregoing consultation procedures have been followed, either party may issue such additional publications or press releases and make such other customary announcements without consulting with or the consent of any other party hereto so long as such additional publications, press releases and announcements do not disclose any nonpublic information regarding the transactions contemplated by this Agreement beyond the scope of the disclosure included in a previous press release or public statement and such additional publications, press releases or announcements are otherwise consistent with (and not materially expansive of) the initial press release or those with respect to which the other party had consented (or been consulted) in accordance with the terms of this Section 8.03. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Parent or any sources of Debt Financing from making customary announcements and communications in connection with the arrangement and consummation of the Debt Financing.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities of such Shares) in connection with the transactions contemplated by this Agreement (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of any of the following: (a) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (other than such notices or communications contemplated by Section 8.01, which shall be governed by Section 8.01); (b) any Proceedings commenced or, to its Knowledge, threatened in writing against, relating to or involving or otherwise affecting the Company or any of its

Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement and (c) any Effect that would reasonably be expected to cause the failure of any condition set forth in Section 9.01 or Annex I to be satisfied. Notwithstanding the foregoing, a party’s good-faith failure to comply with this Section 8.06 shall not, in and of itself, constitute a breach of this Section 8.06, and shall not provide any other party the right not to effect, or the right to terminate, the transactions contemplated by this Agreement.

Section 8.07. Litigation and Proceedings. The Company shall promptly notify Parent of any demand, claim, litigation or other Proceeding by stockholders of the Company against the Company or its directors relating to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement (whether directly or on behalf of the Company and its Subsidiaries or otherwise) (any such demand, claim, litigation or other Proceeding, a “Stockholder Proceeding”). The Company shall control the defense of any Stockholder Proceedings; provided that the Company shall (a) keep Parent reasonably apprised on a reasonably prompt basis with respect to the defense or settlement of any Stockholder Proceedings, (b) provide Parent an opportunity to participate, at Parent’s expense, in such Stockholder Proceedings and consult with Parent in the response, defense or conduct of such Stockholder Proceedings, as applicable, (c) provide Parent the reasonable opportunity to review and comment on all responses or filings to be made by the Company in connection with such Stockholder Proceedings and the Company will consider such comments in good faith; and provided, further, that the Company agrees that it shall not settle, offer to settle or compromise (other than any settlement solely for monetary damages paid entirely from proceeds of insurance) any such Stockholder Proceedings without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned.

Section 8.08. Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar antitakeover statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 8.09. Tax Matters. At or prior to the Closing, the Company will provide, or cause to be provided, Parent with a statement with respect to the Company conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3), and a notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice on behalf of the Company to the IRS after the Closing. Notwithstanding anything to the contrary herein, the Company’s obligation to deliver the notice or form contemplated by this Section 8.09 shall be disregarded for purposes of determining whether the Offer Conditions or the conditions to the Merger set forth in Article 9 have been satisfied, and Parent’s only remedy for the Company’s failure to provide such form will be to withhold from the payments to be made by Parent pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

Section 8.10. Merger Without Meeting of Stockholders. The parties shall take all necessary and appropriate action to cause the Merger to be effective without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL as soon as practicable after the Acceptance Time.

Section 8.11. No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 8.12. Financing Cooperation. (a) Parent may determine, in its sole discretion, to obtain debt financing to fund any portion of the amounts required to be paid in connection with the Merger and the other transactions contemplated hereby (and such financing, the “Debt Financing”). Solely in the event that Parent determines to obtain Debt Financing, the Company shall use reasonable best efforts to, and cause its Subsidiaries and its and their respective Representatives to, in each case at Parent’s sole expense, provide to Parent such cooperation reasonably requested by Parent and that is reasonably necessary and customary for financing transactions of the type contemplated by the Debt Financing in arranging, obtaining and syndicating (if applicable) the Debt Financing, if any, including, as promptly as reasonably practical, using reasonable best efforts with respect to (i) furnishing Parent with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent for the completion of the Debt Financing (including all information regarding the Company and its Subsidiaries reasonably requested by Parent to permit Parent to prepare, customary pro forma financial statements (and accompanying footnotes) required by Regulation S-X to be presented in connection with the Merger in any registration statement or prospectus filed by Parent with the SEC), (ii) participating in telephonic meetings and otherwise reasonably assisting with the preparation of appropriate and customary materials customary presentations, due diligence sessions (including accounting due diligence sessions) and sessions with rating agencies in connection with the Debt Financing, in each case during normal business hours, with reasonable advance notice and at times and locations to be mutually agreed and to the extent reasonable and customary for financings of the type contemplated by the Debt Financing, (iii) reasonably assisting in the preparation of (A) customary bank information memoranda, lender and investor presentations, offering documents, offering or private placement memoranda and other similar marketing documents and due diligence efforts for the Debt Financing and (B) customary authorization and representation letters, each as required in connection with the Debt Financing, authorizing the distribution of information to prospective lenders and containing a customary representation that the “public side” of such documents, if any, do not include any information about the Company or any of its Subsidiaries that would constitute material non-public information within the meaning of the United States federal and state securities laws, in each case of clauses (iii)(A) and (iii)(B) as may reasonably be requested in writing by Parent to the extent such information is customary and required to arrange or obtain the Debt Financing; provided, that no such preparation of materials shall require the preparation by the Company or its Subsidiaries of (x) information that is not prepared in the ordinary course of business of the Company and readily available in the books and records of the Company or (y) post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing, (iv) using reasonable best efforts to cause the Company’s independent registered accounting firm to provide customary assistance, including (A) providing customary comfort letters (including “negative assurance comfort” and “change period comfort”) in connection with any capital markets transaction comprising a part of the Debt Financing, (B) providing customary consents to the inclusion of their audit report in respect of any financial statements of the Company and its Subsidiaries in any offering documents relating to the Debt Financing and (C) using reasonable assistance and cooperation to Parent with respect to any auditor due diligence, in each case of the foregoing clauses (iv)(A) through (iv)(C), only to the extent reasonably necessary and customary for financing transactions of the type contemplated by the Debt Financing, (v) subject to and conditioned on the occurrence of the Merger, taking customary corporate actions reasonably necessary to permit the consummation of and funding of the Debt Financing, (vi) delivering to Parent at least three (3) Business Days prior to the Closing all such documentation and information as is reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing to the extent required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the requirements of 31 C.F.R. §1010.230, (vii) reasonably assisting in the preparation and delivery of any credit agreements, indentures, notes, underwriting agreements, purchase agreements, security documentation, guarantees, schedules, perfection certificates or other definitive documents relating to the Debt Financing and assisting with the execution and delivery of the same (limited, in the case of execution and delivery, solely to officers continuing with the Company and its Subsidiaries after Closing) and (viii) reasonably cooperating with internal and external counsel of Parent in connection with providing customary back-up certificates and factual information regarding any legal opinion that such counsel may be required to deliver in connection with the Debt Financing. The Company consents to the use of the logos of the Company and its Subsidiaries in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor is reasonably likely to, harm or disparage the Company or any of its Affiliates or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made known to Parent by the Company.

(b) Notwithstanding anything in this Agreement to the contrary, (i) none of the Company, its Subsidiaries or any of its or their Representatives shall be required, under the provisions of this Section 8.12 or otherwise in connection with the Debt Financing, to pay any commitment or other fee or payment to obtain consent, or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to Closing, or enter into any binding agreement (other than the execution of the authorization letters) or commitment or incur any other actual or potential liability or obligation in connection with the Debt Financing prior to the Closing (ii) none of the Company, its Subsidiaries or any of its or their Representatives shall be required to execute or enter into, perform or authorize any agreement, letter, registration statement, document or certificate with respect to the Debt Financing (other than the execution of the authorization letters) that is not contingent upon, or that would be effective prior to, the occurrence of the Closing, (iii) no Representative of the Company shall be required to deliver any certificate or take any other action pursuant to this Section 8.12 to the extent any such action would reasonably be expected to result in actual or potential personal liability to such Representative, and (iv) none of the Company, its Subsidiaries or any of its or their Representatives shall be required to provide, and Parent will be solely responsible for the preparation of: (A) pro forma financial information; (B) any description of all or any component of the Debt Financing; or (C) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing. Promptly upon request by the Company, Parent will reimburse the Company for any reasonable and documented costs and expenses (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries or any of its or their Representatives in connection with this Section 8.12. None of the Company, its Subsidiaries or any of its or their Representatives shall be required, under the provisions of this Section 8.12 or otherwise in connection with the Debt Financing, to (A) take any action in respect of the Debt Financing to the extent that such action would cause any Offer Condition or condition to the Merger set forth in Article 9 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement, (B) take any action in respect of the Debt Financing that would conflict with or violate the Company’s or any of its Subsidiaries organizational documents or any Applicable Law, or result in the contravention of, or violation or breach of, or default under, any contract to which the Company or any of its Subsidiaries is a party that was not entered into in contemplation hereof, (C) take any action to the extent such action would (1) unreasonably interfere with the business or operations of the Company and its Subsidiaries or (2) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (D) provide access to or disclose information where the Company determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any Applicable Law or contract (but shall use commercially reasonable efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Applicable Law or contract), (E) cause the directors and managers of the Company and its Subsidiaries to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless Parent shall have determined that such directors and managers are to remain as directors and managers of the Company and its Subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing, (F) waive or amend any terms of this Agreement or any other contract to which the Company or any of its Subsidiaries is party, (G) take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing, the definitive documents related to the Debt Financing or any information utilized in connection therewith (in each case except following the Closing). Except in the case of Fraud of the Company, any of its Subsidiaries or its or their Representatives, Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and its or their Representatives from and against any and all losses, damages, awards, fines, penalties, expenses, fees, costs, actions, demands, judgment, Taxes, fines, fees, expenses (including interest, penalties, reasonable legal, consulting and other professional fees and expenses and all amounts paid in prosecution, investigation, defense or settlement of any of the foregoing) and other amounts suffered or incurred by them in connection with (x) any action taken by them at the request of Parent or Merger Sub pursuant to this Section 8.12 or in connection with the arrangement of the Debt Financing or (y) any information utilized in connection therewith, and the foregoing obligations shall survive termination of this Agreement and the occurrence of the Closing.

(c) Notwithstanding anything to the contrary in this Agreement, (i) each of Parent and Merger Sub acknowledges and agrees that neither the obtaining of the Debt Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Debt Financing or any alternative financing, is an Offer Condition or a condition to the Merger, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any alternative financing, or the completion of any such issuance, subject to the applicable Offer Conditions and the conditions in Section 9.01 and (ii) the good faith failure of the Company or any of its Affiliates (or any of their respective Representatives) to comply with the provisions set forth in this Section 8.12 shall not be taken into account in determining whether any Offer Condition or any condition to the Merger set forth in Section 9.01 shall have been satisfied.

(d) The Company shall not be required to make any representation, warranties or certifications as to which, after the Company’s use of reasonable best efforts to cause such representation, warranty or certification to be true, the Company has in its good faith determined that such representation, warranty or certification is not true. The Company and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the Debt Financing (including any alternative financing), and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its Representatives.

(e) All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 8.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Subs shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) no Legal Restraint in any jurisdiction where the Company and its Subsidiaries have material business operations as set forth on Annex I of the Company Disclosure Schedule shall be in effect prohibiting the consummation of the Merger; and

(b) the Acceptance Time shall have occurred.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Acceptance Time shall not have occurred on or before 11:59 p.m., New York City time, on the first (1st) anniversary of the date hereof (and if such date is not a Business Day, then the next Business Day) or such later date and time as may be mutually agreed in writing by Parent and the Company (such initial date, as it may be extended pursuant to the terms of this Agreement, including Section 11.13, the “End Date”); provided that (x) if as of the End Date, (I) the HSR Condition or the Injunction Condition (with regard to the Injunction Condition, as a result of a Legal Restraint arising under the HSR Act or a Competition Law) has not been satisfied or waived and (II) the Representation Condition, the Compliance Condition and the No MAE Condition have each been satisfied (or are capable of being satisfied) or waived, then the End Date shall automatically be extended to 11:59 p.m., New York City time, on the date that is one hundred eighty (180) calendar days after the first (1st) anniversary of the date hereof (and such one hundred eightieth (180th) calendar day shall be the “End Date”) (and if such date is not a Business Day, then the next Business Day); and (y) the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party (considering Parent and Merger Sub to be a single party for this purpose) who is in breach of any provision of this Agreement or has failed to perform or comply with its or their obligations under this Agreement, where such breach or failure has caused or resulted in the failure of the Acceptance Time to occur on or before the End Date; or

(ii) there shall be any Legal Restraint and such Legal Restraint shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party (considering Parent and Merger Sub to be a single party for this purpose) who is in breach of, or has breached, its obligations under this Agreement, where such breach has caused or resulted in such Legal Restraint; or

(c) by Parent, if, prior to the Acceptance Time:

(i) an Adverse Recommendation Change shall have occurred; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that (A) would cause the Representation Condition or the Compliance Condition not to be satisfied to exist and (B) is incapable of being cured or, if curable, has not been cured by the earlier of (x) the date that is 30 Business Days after the Company’s receipt of written notice thereof from Parent (or, if earlier, one Business Day prior to the End Date) and (y) the expiration of the Offer; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available if Parent or Merger Sub is in breach of any provision of this Agreement or has failed to perform or comply with its or their obligations under this Agreement; or

(d) by the Company, if:

(i) the Board of Directors authorizes the Company to enter into a written definitive agreement concerning a Superior Proposal in accordance with Section 6.04 (with such agreement being entered into substantially concurrently with the termination of this Agreement); provided that substantially concurrently with such termination the Company pays the Company Termination Fee payable pursuant to Section 10.03; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that is incapable of being cured or, if curable, has not been cured by the earlier of (x) the date that is 30 Business Days after Parent’s receipt of written notice thereof from the Company (or, if earlier, one Business Day prior to the End Date) and (y) expiration of the Offer; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available if the Company is in breach of any provision of this Agreement or has failed to perform or comply with its or their obligations under this Agreement; or

(iii) Merger Sub (x) fails to commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer within the time period required by Section 2.01(a), (y) fails to accept for purchase, in violation of the terms of this Agreement, Shares validly tendered (and not withdrawn) pursuant to the Offer, or (z) terminates the Offer prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Agreement), other than in accordance with this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other parties specifying the provision of Section 10.01 pursuant to which this Agreement is being terminated, and setting forth in reasonable detail the facts and circumstances forming the basis for such termination pursuant to such provision.

Section 10.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.01, written notice thereof shall forthwith be given by the terminating party to the other party or parties specifying the provision of this Agreement pursuant to which such termination is made (other than pursuant to Section 10.01(a)). If this Agreement is terminated pursuant to Section 10.01, subject to Section 10.03, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other parties (or any stockholder, director, officer, employee, agent, consultant or Representative of such parties); provided that, no such termination shall relieve any party hereto of any liability or damages resulting from Fraud or from the intentional and material breach of this Agreement by such party (an “Intentional Breach”). The parties acknowledge and agree that, in the case of a breach by Parent or Merger Sub, pursuant to Section 261 of the DGCL, the Company’s damages and remedies thereof will not be limited to reimbursement of expenses or out-of-pocket costs, and shall include, to the extent proven and awarded by a court of competent jurisdiction, the benefit of the bargain lost by the Company’s stockholders and holders of Company Equity Awards (including the premium reflected in the Merger Consideration, which was specifically negotiated by the Board of Directors on behalf of the Company’s stockholders and taking into consideration all other relevant matters, including other combination opportunities and the time value of money), which will be deemed in such event to be damages of the Company. For the avoidance of doubt, (a) only the Company and Parent (and not their respective stockholders) may bring an action pursuing liability for such Intentional Breach and (b) the Company may retain, without distribution to stockholders, any such damages.

The Confidentiality Agreement and the provisions of Section 2.02(b), Section 4.25, Section 5.13, Section 6.03(b), Section 8.01(e), Section 8.03, Section 8.12(b) (second and last sentences only), this Section 10.02, Section 10.03, Article 11 and Section 2.01(c) (the last two sentences only), and the definition of any defined terms utilized therein, shall survive any termination hereof pursuant to Section 10.01.

Section 10.03. Termination Fees.

(a) (i) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i) (Superior Proposal) or by Parent pursuant to Section 10.01(c)(i) (Adverse Recommendation Change), the Company shall pay or cause to be paid to Parent by wire transfer of immediately available funds to the bank account of Parent set forth in Section 10.03(a)(i) of the Company Disclosure Schedule (the “Parent Bank Account”) a fee of $57,700,000 (in each case, such fee, the “Company Termination Fee”), in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Company, substantially concurrently with such termination (or, if later, after Parent’s written request thereof).

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (End Date) or by Parent pursuant to Section 10.01(c)(ii) (Company Breach) as a result of an Intentional Breach by the Company of this Agreement, (B) a bona fide Acquisition Proposal shall have been publicly disclosed after the date of this Agreement and prior to the applicable termination and such Acquisition Proposal has not been withdrawn prior to such termination and (C) within twelve (12) months after the date of such termination, an Acquisition Proposal (regardless of whether made before or during such 12 month period) shall have been consummated or the Company shall have entered into a definitive written agreement providing for an Acquisition Proposal that is ultimately consummated (provided that for purposes of this Section 10.03(a)(ii), each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay, or cause to be paid, to Parent in immediately available funds, to the Parent Bank Account, concurrently with the consummation of such Acquisition Proposal described in this clause (C), the Company Termination Fee.

(iii) If (A) Parent or the Company terminates this Agreement pursuant to Section 10.01(b)(i) (End Date) and at the time of such termination, (1) the HSR Condition or the Injunction Condition shall not have been satisfied (with regard to the Injunction Condition, as a result of a Legal Restraint arising under the HSR Act or a Competition Law) and (2) the Representation Condition, the Compliance Condition and the No MAE Condition have each been satisfied (or are capable of being satisfied) or waived; or (B) Parent or the Company terminates this Agreement pursuant to Section 10.01(b)(ii) (Legal Restraint) as a result of a Legal Restraint arising under the HSR Act or a Competition Law, then Parent shall pay to the Company a fee of $115,300,000 (the “Parent Regulatory Termination Fee”). Any fee due under this Section 10.03(a)(iii) shall be paid by wire transfer of same-day funds to the bank account of the Company set forth in Section 10.03(a)(iii) of the Company Disclosure Schedule within two (2) Business Days after the date of such termination of this Agreement.

(iv) In no event shall the Company or Parent be required to pay the Company Termination Fee or the Parent Regulatory Termination Fee, as applicable, on more than one occasion.

(b) Each party agrees that (i) the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement and (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, the right to payment of the Company Termination Fee or the Parent Regulatory Termination Fee, as applicable, constitutes a reasonable estimate of the losses, damages, claims, costs or expenses that will be suffered by reason of any such termination of this Agreement, and each party hereby irrevocably waives, and agrees not to assert in any Proceeding arising out of or relating to this Agreement, any claim to the contrary. Each party further acknowledges that the Company Termination Fee or the Parent Regulatory Termination Fee, if, as and when paid in accordance with the terms of this Section 10.03, is not a penalty, but is instead liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in circumstances in which such fee is payable for the efforts and resources expended, and opportunities forgone, while negotiating this Agreement, and for such party’s reliance on this Agreement, and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision.

(c) Except in the case of Fraud by the Company, Parent and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section 10.03 and such Company Termination Fee is paid in full, the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub in connection with this Agreement or the transactions contemplated hereby and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the Company or any of the Company’s Subsidiaries or any of its or their respective directors, officers, employees, partners, managers, members, stockholders, Affiliates or Representatives in connection with this Agreement or the transactions contemplated hereby, including any breach of this Agreement. If the Company fails to timely pay the Company Termination Fee when due and, in order to obtain the payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the payment of the Company Termination Fee, then the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in prosecuting such Legal Proceeding, together with interest on such amount at the prime rate as reported by Bloomberg on the date such payment was required to be made through the date such payment was actually received.

(d) Except in the case of Fraud by Parent or Merger Sub, the Company agrees that, upon any termination of this Agreement under circumstances where the Parent Regulatory Termination Fee is payable by Parent pursuant to this Section 10.03 and such Parent Regulatory Termination Fee is paid in full, the Parent Regulatory Termination Fee shall be the sole and exclusive remedy of the Company in connection with this Agreement or the transactions contemplated hereby and the Company shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against Parent or any of Parent’s Subsidiaries or any of its or their respective directors, officers, employees, partners, managers, members, stockholders, Affiliates or Representatives in connection with this Agreement or the transactions contemplated hereby, including any breach of this Agreement. If Parent fails to timely pay or cause to be paid the Parent Regulatory Termination Fee when due and, in order to obtain the payment, the Company commences a Legal Proceeding that results in a judgment against Parent for the payment of the

Parent Regulatory Termination Fee, then Parent shall pay the Company its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in prosecuting such Legal Proceeding, together with interest on such amount at the prime rate as reported by Bloomberg on the date such payment was required to be made through the date such payment was actually received.

(e) Nothing in this Section 10.03 shall limit any party’s rights under Section 11.13.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including e-mail, provided that the sender of such e-mail does not receive an automatic reply from the intended recipient’s e-mail server indicating that the recipient did not receive such e-mail) and shall be given, if to Parent or Merger Sub, to:

Copart, Inc.

14185 Dallas Parkway

Suite 300

Dallas, TX 75254

Attention: Joe Meister, Vice President & Associate General Counsel

E-mail: [***]

with a copy, which shall not constitute notice, to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention:	Martin Korman

Douglas K. Schnell

Broderick K. Henry, Jr.

E-mail:	[***]

[***]

[***]

if to the Company, to:

ACV Auctions Inc.

640 Ellicott Street, #321

Buffalo, New York

Attention: Chief Legal and Administrative Officer

E-mail: [***]

with copies, which shall not constitute notice, to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Separately Supplied

E-mail: [***]

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 11.02. No Survival of Representations and Warranties, Covenants and Agreements. The representations and warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for (a) those covenants and agreements (including Section 7.03(a)) contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article 11.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of Applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Condition, the Termination Condition, the HSR Condition and the Injunction Condition may only be waived by Merger Sub with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) Except as otherwise provided in Section 8.01(e) and Section 10.03, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Except as expressly set forth in Section 2.05, all transfer, documentary, sales, use, stamp registration, value added and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement shall be paid by Parent when due. Parent shall file, or cause to be filed, all Tax Returns and other documentation required to be filed with respect to such Taxes and fees.

Section 11.05. Disclosure Schedule. The parties hereto agree that any reference in a particular section of either the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure and without knowledge or investigation of any document or matter referenced in such disclosure. The mere inclusion of an item in the Company Disclosure Schedule or Parent Disclosure Schedule will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, as applicable, a Company Material Adverse Effect or Parent Material Adverse Effect, and the disclosure therein of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred. Headings and subheadings have been inserted in certain sections of the Company Disclosure Schedule and the Parent Disclosure Schedule for convenience of reference only and will not be considered a part of or affect the construction or interpretation of such sections. The information provided in the Company Disclosure Schedule and the Parent Disclosure Schedule is being provided solely for the purpose of making disclosures to the other party under this Agreement. In disclosing such information, the Company and Parent each does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

Section 11.06. Binding Effect; Benefit; Assignment. (a) Subject to Section 11.06(b), the provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns, other than: (i) with respect to the provision of Section 7.03, which, from and after the Acceptance Time, shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof; and (ii) the right of any holders of Shares and Company Equity Awards to receive the Merger Consideration following the Effective Time in accordance with the terms and conditions of this Agreement, which, from and after the Effective Time, shall inure to the benefit of the Persons benefitting therefrom who are intended to be third-party beneficiaries thereof.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. Any purported assignment, delegation or other transfer without such consent or otherwise consistent with the foregoing sentence shall be void ab initio. Notwithstanding anything to the contrary herein, each of Parent and Merger Sub may, without the consent of any other party, assign its rights (but not its obligations) hereunder including for collateral security purposes to any lender providing financing to Parent; provided that such assignment shall not relieve Parent or Merger Sub of their respective responsibilities or obligations hereunder.

Section 11.07. Governing Law. This Agreement and any Proceeding arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state or other rules that would result in the application of the laws of a different jurisdiction.

Section 11.08. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, relating to, or in connection with this Agreement or the transactions contemplated hereby shall be brought exclusively first, in the Delaware Court of Chancery; second, if (and only if) the Delaware Court of Chancery does not have subject matter jurisdiction, in the United States District Court for the District of Delaware; third, if (and only if) such Proceeding may not be brought in the United States District Court for the District of Delaware, in the Complex Commercial Litigation Division of the Delaware Superior Court; and fourth, if (and only if) the Complex Commercial Litigation Division of the Delaware Superior Court lacks subject matter jurisdiction, in any other state court of the State of Delaware (collectively, and in such order of priority, the “Chosen Courts”), and each of the parties hereby irrevocably consents and submits to the exclusive jurisdiction of such Chosen Courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such Chosen Court or that any such Proceeding brought in any such Chosen Court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01, in addition to any other manner permitted under Applicable Law, shall be deemed effective service of process on such party. Notwithstanding the foregoing, each party agrees that a final judgment in any Proceeding properly brought in accordance with the terms of this Agreement shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided at law or in equity.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. (a) This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b) Except for the representations and warranties contained in Article 4, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, and Parent and Merger Sub expressly disclaim reliance on any such representations, warranties or other information. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4. Except for the representations and warranties contained in Article 5, the Company acknowledges and agrees that none of Parent or Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties hereto agree that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent or restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without the necessity of proving that irreparable damage would occur or the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby waive any defense, and agree not to assert (or interpose as a defense or in opposition), that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, that a remedy of monetary damages (including any fee payable pursuant to Section 10.03) would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Notwithstanding anything herein to the contrary, if, prior to the End Date, any party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by the amount of time during which such Proceeding is pending, plus five (5) Business Days, or such longer time period established by the court presiding over such Proceeding, if any.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ACV AUCTIONS INC.

By:	/s/ George Chamoun
Name: George Chamoun
Title: Chief Executive Officer

COPART, INC.

By:	/s/ A. Jayson Adair
Name: A. Jayson Adair
Title: Chief Executive Officer

APPLE MERGER SUB, INC.

By:	/s/ A. Jayson Adair
Name: A. Jayson Adair
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

Offer Conditions

Notwithstanding any other term of the Offer, but in addition to (and not in limitation of) the obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of this Merger Agreement, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the 1934 Act, to pay for any Shares tendered pursuant to the Offer if any of the conditions set forth below are not satisfied or waived in writing by Parent and Merger Sub at the then-scheduled expiration time of the Offer:

(A) there shall have been validly tendered in accordance with the terms of the Offer, and not validly withdrawn, a number of Shares that, together with the Shares then owned by Merger Sub and its affiliates (as such term is defined in Section 251(h)(6) of the DGCL), represents at least one share more than 50% of the total number of the Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the parties shall exclude Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL),

(B) any applicable waiting period under the HSR Act relating to the Offer or the Merger shall have expired or been terminated (the “HSR Condition”),

(C) there shall not be in effect any Legal Restraint in any jurisdiction where the Company and its Subsidiaries have material business operations as set forth on Annex I of the Company Disclosure Schedule (the “Injunction Condition”),

(D) (i) the representations and warranties of the Company contained in Section 4.01(a)(x) (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.04(a) (Non-Contravention), Section 4.22 (Finder’s Fees) and Section 4.23 (Opinion of Financial Advisor) shall be true and correct in all material respects (other than any such representations and warranties qualified by materiality or Company Material Adverse Effect qualifications, which shall be true and correct in all respects) as of the date of this Agreement and as of the Acceptance Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true and correct only as of such time), (ii) the representations and warranties of the Company contained in Section 4.05(a) and Section 4.05(b) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Acceptance Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true and correct only as of such time), except for any failure to be so true and correct as would be, individually or in the aggregate, de minimis, and (iii) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Acceptance Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true and correct only as of such time), except in the case of this clause (iii) only, for any failure to be so true and correct as has not had, individually or in the aggregate, a Company Material Adverse Effect (the “Representation Condition”),

I-1

(E) the Company shall have performed in all material respects its obligations under this Agreement (the “Compliance Condition”),

(F) since the date of the Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing (the “No MAE Condition”),

(G) the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the Offer Conditions specified in paragraphs (D), (E) and (F) have been satisfied (the “Certificate Condition”), or

(H) this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions (except for the Minimum Condition, the HSR Condition, the Injunction Condition and the Termination Condition, which are also for the benefit of the Company) are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub and (except for the Minimum Condition, the HSR Condition, the Injunction Condition and the Termination Condition, which may not be waived without the prior written consent of the Company) may be waived by Parent or Merger Sub at any time and from time to time in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions.

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Exhibit A

Support Agreement

EXECUTION VERSION

SUPPORT AGREEMENT

This support agreement (this “Agreement”) is dated September 10, 2026, and is among Copart, Inc., a Delaware corporation (“Parent”), and the stockholders of ACV Auctions Inc., a Delaware corporation (the “Company”), listed on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

A. The Stockholders Own certain Shares (“Company Common Shares”).

B. Parent, Apple Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for Merger Sub to commence the Offer to purchase all of the outstanding Company Common Shares, and, following completion of the Offer, for the merger of Merger Sub with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”).

C. In the Merger, each Company Common Share outstanding immediately prior to the Effective Time (other than as and to the extent provided in the Merger Agreement) will be converted into the right to receive the Merger Consideration, as provided in the Merger Agreement.

D. The Stockholders are entering into this Agreement in order to induce Parent to enter into the Merger Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

1.1 Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

1.2 “Expiration Time” means the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the effectiveness of any amendment to the Merger Agreement that decreases the Offer Price or the Merger Consideration (other than any such decrease in accordance with Section 2.09 of the Merger Agreement) or is otherwise materially adverse to the Company’s stockholders; (d) with respect to any Stockholder, the termination of this Agreement by written agreement of each of Parent and such Stockholder; and (e) the board of directors of the Company making an Adverse Recommendation Change in accordance with the Merger Agreement.

1.3 A Stockholder shall be deemed to “Own” or have “Ownership” of a security if such Stockholder has the right to vote such security because such Stockholder (a) is the record owner of such security; or (b) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

1.4 “Subject Shares” means, with respect to any Stockholder, at any time, the Company Common Shares Owned by such Stockholder at such time.

Section 2. COVENANTS

2.1 Agreement to Tender. Subject to the terms of this Agreement, prior to the Expiration Time, each Stockholder hereby agrees to take all action necessary to validly and irrevocably tender or cause to be validly and irrevocably tendered in the Offer all of such Stockholder’s Subject Shares pursuant to and in accordance with the terms of the Offer, as promptly as reasonably practicable after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of the Offer and use reasonable best efforts to so tender or cause to be so tendered within five (5) Business Days after the commencement of the Offer. Each Stockholder agrees that, prior to the Expiration Time, once any of such Stockholder’s Subject Shares are tendered in accordance with the terms hereof, such Stockholder will not withdraw and will cause not to be withdrawn such Subject Shares from the Offer at any time prior to the Expiration Time. For clarity, no Stockholder shall be required, for purposes of this Agreement, to exercise any unexercised Company Stock Options held by such Stockholder and nothing herein shall prohibit such Stockholder from exercising any equity award held by such Stockholder.

2.2 Voting Covenant. Each Stockholder hereby agrees that, prior to the Expiration Time, (a) in any action by written consent of the stockholders of the Company submitted to such Stockholder, such Stockholder shall, to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon, duly execute and deliver such written consent with respect to its Subject Shares before any deadline reasonably requested by the Company, and (b) at any meeting of the stockholders of the Company (however called), and at every adjournment or postponement thereof, such Stockholder shall, to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon, cause such Stockholder’s Subject Shares to be voted by either appearing at such meeting (or adjournment or postponement thereof) or granting and delivering a valid proxy or other instructions necessary to vote such Subject Shares at such meeting (or adjournment or postponement thereof), in each case of the foregoing (a) and (b), as follows:

(a) in favor of: (i) the adoption of the Merger Agreement and the approval of the Offer, the Merger and the transactions contemplated by the Merger Agreement; and (ii) any action in furtherance of the adoption of the Merger Agreement;

(b) against any Acquisition Proposal;

(c) against any proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and

(d) against any proposal involving the Company or its Subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

2.3 Other Tender or Voting Agreements. Prior to the Expiration Time, each Stockholder shall not enter into any agreement or understanding with any Person to tender or vote or give any instruction in any manner inconsistent with Section 2.1 or Section 2.2. Each Stockholder shall not deposit the Subject Shares in a voting trust or enter into any tender, voting or other similar agreement, or grant a proxy or power of attorney, with respect to such Stockholder’s Subject Shares, in each case that is inconsistent with this Agreement, or otherwise take any other action that would in any way prevent, restrict, materially interfere with or materially impair the performance of such Stockholder’s obligations hereunder.

2.4 Waiver of Appraisal Rights. Each Stockholder hereby irrevocably waives all appraisal rights under Section 262 of the DGCL with respect to all of the Subject Shares Owned by such Stockholder with respect to the Merger and the transactions contemplated by the Merger Agreement.

2.5 No Transfer. Except as provided hereunder or under the Merger Agreement, from and after the date hereof and until the Expiration Time, each Stockholder shall not, directly or indirectly, (a) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing); or (b) enter into any agreement, arrangement or understanding with respect to any Transfer of such Stockholder’s Subject Shares or any interest therein. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Each Stockholder hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. Notwithstanding the foregoing, (x) any Stockholder that is an individual may Transfer Subject Shares (i) to any member of such Stockholder’s immediate family; (ii) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family, the sole trustees of which are such Stockholder or any member of such Stockholder’s immediate family; (iii) by will or under the laws of intestacy upon the death of such Stockholder; or (iv) to a partnership, limited liability company or other type of entity of which the Stockholder or its immediate family are the legal and beneficial owners of all of the outstanding equity securities or similar interests; (y) any Stockholder may Transfer Subject Shares to any Affiliate of such Stockholder; and (z) any Subject Shares surrendered to the Company in respect of payment of the exercise price upon exercise of Company Stock Options or for the withholding due upon such exercise shall not be Subject Shares for purposes of this Agreement, and no restriction set forth in this Agreement shall apply to such Transfer. Notwithstanding the foregoing, each Stockholder may make Transfers of its Subject Shares as Parent may agree in writing in its sole discretion.

2.6 Waiver with Respect to Certain Actions. Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent, Merger Sub, any Subsidiary of the Company or any of their respective successors, directors or officers relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, including any such claim (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the acceptance of the Offer or the Merger); or (b) alleging a breach of any duty of the Board of Directors in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby, but excluding any claims of such Stockholder for breach by Parent or Merger Sub of the Merger Agreement or this Agreement.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder hereby represents and warrants as follows:

3.1 Authorization, Etc. Such Stockholder has the requisite power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. If such Stockholder is a corporation, then such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If such Stockholder is a general or limited partnership, then such Stockholder is a partnership duly formed, validly existing and in good standing under the laws of the jurisdiction in which it was formed. If such Stockholder is a limited liability company, then such Stockholder is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction in which it was formed.

3.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not: (i) if such Stockholder is a corporation, limited liability company or other entity or organization, conflict with or violate any of the charter or organizational documents of such Stockholder or any resolution adopted by the equity holders, the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Stockholder; (ii) conflict with or violate in any material respect any Applicable Law or Order applicable to such Stockholder or by which such Stockholder or any of its properties is or may be bound or affected; or (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to any other Person (with or without notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time or both) in the creation of any Lien on any of such Stockholder’s Subject Shares pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of its properties is or may be bound or affected, except in the case of the foregoing clauses (ii) or (iii) as would not prevent, materially interfere with, materially delay or materially impair such Stockholder’s ability to perform such Stockholder’s obligations under this Agreement.

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any notice to, or approval or consent of, any Person, except where the failure to obtain such approval or consent would not prevent, materially interfere with, materially delay or materially impair such Stockholder’s ability to perform such Stockholder’s obligations under this Agreement.

3.3 Title to Securities. As of the date of this Agreement such Stockholder Owns (free and clear of any Liens, except where such Lien would not prevent, materially interfere with, materially delay or materially impair Stockholder’s ability to perform such Stockholder’s obligations under this Agreement), subject to applicable community property laws, the number of outstanding Company Common Shares, Company Stock Options and Company Restricted Stock Units set forth on such Stockholder’s signature page of this Agreement.

Section 4. MISCELLANEOUS

4.1 Stockholder Information. Each Stockholder hereby agrees to permit Parent, Merger Sub and the Company to publish and disclose in the Schedule TO, the Offer Documents and/or the Schedule 14D-9 (or any other filing made pursuant to Applicable Law) such Stockholder’s identity and ownership of Company Common Shares and the nature of such Stockholder’s commitments, arrangements, understandings and obligations under this Agreement and each Stockholder shall reasonably cooperate with Parent, Merger Sub and the Company in collecting such information reasonably required for them to publish and disclose such information. Nothing in this Agreement shall preclude the Stockholders from making such filings as are required by Applicable Law in connection with the execution or performance of this Agreement.

4.2 Fiduciary Duties. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as an Owner of such Stockholder’s Subject Shares, and no Stockholder shall be deemed to be making any agreement in this Agreement in the capacity as a director, officer or any other fiduciary of the Company or any of its Subsidiaries (or any other Person if the Stockholder is serving in such capacity at the request of the Company or any of its Subsidiaries). Nothing in this Agreement is intended to or shall be deemed in any manner to limit any Person’s ability to take or fulfill, or refrain from taking or fulfilling, actions, fiduciary duties or other obligations as a director, officer or any other fiduciary of the Company or any of its Subsidiaries (or any other Person if the Stockholder is serving in such capacity at the request of the Company or any of its Subsidiaries). Parent shall not assert any claim that any action taken in any Person’s capacity as a director, officer or any other fiduciary of the Company or any of its Subsidiaries (or any other Person if the Stockholder is serving in such capacity at the request of the Company or any of its Subsidiaries) violates any provision of this Agreement.

4.3 Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional proxies, consents, certificates, instruments and documents, and shall take such further actions, as are reasonably necessary and as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

4.4 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including e-mail, provided that the sender of such e-mail does not receive an automatic reply from the intended recipient’s e-mail server indicating that the recipient did not receive such e-mail) and shall be given, if to a Stockholder:

at the address set forth on such Stockholder’s signature page of this Agreement;

with a copy to

ACV Auctions Inc.

640 Ellicott Street, #321

Buffalo, New York

Attn:	Chief Legal and Administrative Officer
E-mail:	[***]

and if to Parent or Merger Sub, to:

Copart, Inc.

14185 Dallas Parkway

Suite 300

Dallas, TX 75254

Attn:	Joe Meister, Vice President & Associate General Counsel
E-mail:	[***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention:	Martin Korman

Douglas K. Schnell

Broderick K. Henry, Jr.

E-mail:	[***]

[***]

[***]

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto.

4.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

4.6 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to such subject matter. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

4.7 Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties.

4.8 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

4.9 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement required to be performed by any party were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The Stockholders agree that, in the event of any breach or threatened breach by a Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it at law or in equity, including monetary damages) to obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. The Stockholders further agree: (i) that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.9, and Stockholder irrevocably waives any right Stockholder may have to require the obtaining, furnishing or posting of any such bond or similar instrument; and (ii) not to assert that (A) a remedy of specific performance or an injunction is unenforceable, invalid, contrary to law or inequitable for any reason or (B) a remedy of monetary damages would provide an adequate remedy.

4.10 Applicable Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) Each of the parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Proceeding relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 4.4 or in such other manner as may be permitted by applicable law, and nothing in this Section 4.10 will affect the right of any party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Proceeding arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Proceeding in the Chosen Courts or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Proceeding relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each party agrees that a final judgment in any Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER, THE MERGER AGREEMENT, OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.10.

4.11 Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered by electronic delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an electronic delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an electronic delivery, as a defense to the formation of a contract, and each party forever waives any such defense.

4.12 Independence of Obligations. The covenants and obligations of each Stockholder set forth in this Agreement shall be construed as independent of any other contract to which such Stockholder is a party. The existence of any claim or cause of action by a Stockholder against Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against such Stockholder. Nothing in this Agreement shall limit any of the rights or remedies of any Person under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of a Stockholder under any agreement to which such Stockholder is a party; and nothing in the Merger Agreement shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Agreement.

4.13 Termination. This Agreement shall terminate upon the earlier of the Expiration Time and, with respect to any Stockholder, the mutual written agreement of Parent and such Stockholder, without any further obligation or liability of the applicable parties under this Agreement; provided, however, that: (a) Section 2.4 and this Section 4 shall survive the Expiration Time and shall remain in full force and effect; and (b) the occurrence of the Expiration Time shall not relieve a Stockholder from any liability arising from fraud or from the intentional and material breach of this Agreement by such Stockholder prior to the Expiration Time. In addition, and without limiting the foregoing, if the Merger Agreement is terminated in accordance with its terms, Parent shall cause Merger Sub to promptly return or caused to be returned to the Stockholder any Stockholder Subject Shares tendered by the Stockholder. For the avoidance of doubt, this Agreement shall terminate with respect to obligations relating to Company Common Shares transferred by any Stockholder to any Person who is not a Stockholder.

4.14 No Ownership Rights. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the applicable Stockholder and neither Parent nor any of its Affiliates shall possess any power or authority to direct any Stockholder in the voting or disposition of any of the Subject Shares, except as otherwise specifically provided in this Agreement.

[Signature page follows.]

The parties have caused this Agreement to be duly executed as of the date first written above.

COPART, INC.

By:
	Name:	A. Jayson Adair
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

[STOCKHOLDER]

By:

Address:

Shares Owned:
Company Stock Options Owned:
Company Restricted Stock Units (including Performance Units) Owned:

[Signature Page to Support Agreement]

Exhibit 10.1

EXECUTION VERSION

SUPPORT AGREEMENT

This support agreement (this “Agreement”) is dated September 10, 2026, and is among Copart, Inc., a Delaware corporation (“Parent”), and the stockholders of ACV Auctions Inc., a Delaware corporation (the “Company”), listed on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

A. The Stockholders Own certain Shares (“Company Common Shares”).

B. Parent, Apple Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for Merger Sub to commence the Offer to purchase all of the outstanding Company Common Shares, and, following completion of the Offer, for the merger of Merger Sub with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”).

C. In the Merger, each Company Common Share outstanding immediately prior to the Effective Time (other than as and to the extent provided in the Merger Agreement) will be converted into the right to receive the Merger Consideration, as provided in the Merger Agreement.

D. The Stockholders are entering into this Agreement in order to induce Parent to enter into the Merger Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

1.1 Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

1.2 “Expiration Time” means the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the effectiveness of any amendment to the Merger Agreement that decreases the Offer Price or the Merger Consideration (other than any such decrease in accordance with Section 2.09 of the Merger Agreement) or is otherwise materially adverse to the Company’s stockholders; (d) with respect to any Stockholder, the termination of this Agreement by written agreement of each of Parent and such Stockholder; and (e) the board of directors of the Company making an Adverse Recommendation Change in accordance with the Merger Agreement.

1.3 A Stockholder shall be deemed to “Own” or have “Ownership” of a security if such Stockholder has the right to vote such security because such Stockholder (a) is the record owner of such security; or (b) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

1.4 “Subject Shares” means, with respect to any Stockholder, at any time, the Company Common Shares Owned by such Stockholder at such time.

Section 2. COVENANTS

2.1 Agreement to Tender. Subject to the terms of this Agreement, prior to the Expiration Time, each Stockholder hereby agrees to take all action necessary to validly and irrevocably tender or cause to be validly and irrevocably tendered in the Offer all of such Stockholder’s Subject Shares pursuant to and in accordance with the terms of the Offer, as promptly as reasonably practicable after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of the Offer and use reasonable best efforts to so tender or cause to be so tendered within five (5) Business Days after the commencement of the Offer. Each Stockholder agrees that, prior to the Expiration Time, once any of such Stockholder’s Subject Shares are tendered in accordance with the terms hereof, such Stockholder will not withdraw and will cause not to be withdrawn such Subject Shares from the Offer at any time prior to the Expiration Time. For clarity, no Stockholder shall be required, for purposes of this Agreement, to exercise any unexercised Company Stock Options held by such Stockholder and nothing herein shall prohibit such Stockholder from exercising any equity award held by such Stockholder.

2.2 Voting Covenant. Each Stockholder hereby agrees that, prior to the Expiration Time, (a) in any action by written consent of the stockholders of the Company submitted to such Stockholder, such Stockholder shall, to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon, duly execute and deliver such written consent with respect to its Subject Shares before any deadline reasonably requested by the Company, and (b) at any meeting of the stockholders of the Company (however called), and at every adjournment or postponement thereof, such Stockholder shall, to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon, cause such Stockholder’s Subject Shares to be voted by either appearing at such meeting (or adjournment or postponement thereof) or granting and delivering a valid proxy or other instructions necessary to vote such Subject Shares at such meeting (or adjournment or postponement thereof), in each case of the foregoing (a) and (b), as follows:

(a) in favor of: (i) the adoption of the Merger Agreement and the approval of the Offer, the Merger and the transactions contemplated by the Merger Agreement; and (ii) any action in furtherance of the adoption of the Merger Agreement;

(b) against any Acquisition Proposal;

(c) against any proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and

(d) against any proposal involving the Company or its Subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

2.3 Other Tender or Voting Agreements. Prior to the Expiration Time, each Stockholder shall not enter into any agreement or understanding with any Person to tender or vote or give any instruction in any manner inconsistent with Section 2.1 or Section 2.2. Each Stockholder shall not deposit the Subject Shares in a voting trust or enter into any tender, voting or other similar agreement, or grant a proxy or power of attorney, with respect to such Stockholder’s Subject Shares, in each case that is inconsistent with this Agreement, or otherwise take any other action that would in any way prevent, restrict, materially interfere with or materially impair the performance of such Stockholder’s obligations hereunder.

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2.4 Waiver of Appraisal Rights. Each Stockholder hereby irrevocably waives all appraisal rights under Section 262 of the DGCL with respect to all of the Subject Shares Owned by such Stockholder with respect to the Merger and the transactions contemplated by the Merger Agreement.

2.5 No Transfer. Except as provided hereunder or under the Merger Agreement, from and after the date hereof and until the Expiration Time, each Stockholder shall not, directly or indirectly, (a) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing); or (b) enter into any agreement, arrangement or understanding with respect to any Transfer of such Stockholder’s Subject Shares or any interest therein. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Each Stockholder hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. Notwithstanding the foregoing, (x) any Stockholder that is an individual may Transfer Subject Shares (i) to any member of such Stockholder’s immediate family; (ii) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family, the sole trustees of which are such Stockholder or any member of such Stockholder’s immediate family; (iii) by will or under the laws of intestacy upon the death of such Stockholder; or (iv) to a partnership, limited liability company or other type of entity of which the Stockholder or its immediate family are the legal and beneficial owners of all of the outstanding equity securities or similar interests; (y) any Stockholder may Transfer Subject Shares to any Affiliate of such Stockholder; and (z) any Subject Shares surrendered to the Company in respect of payment of the exercise price upon exercise of Company Stock Options or for the withholding due upon such exercise shall not be Subject Shares for purposes of this Agreement, and no restriction set forth in this Agreement shall apply to such Transfer. Notwithstanding the foregoing, each Stockholder may make Transfers of its Subject Shares as Parent may agree in writing in its sole discretion.

2.6 Waiver with Respect to Certain Actions. Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent, Merger Sub, any Subsidiary of the Company or any of their respective successors, directors or officers relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, including any such claim (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the acceptance of the Offer or the Merger); or (b) alleging a breach of any duty of the Board of Directors in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby, but excluding any claims of such Stockholder for breach by Parent or Merger Sub of the Merger Agreement or this Agreement.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder hereby represents and warrants as follows:

3.1 Authorization, Etc. Such Stockholder has the requisite power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. If such Stockholder is a corporation, then such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If such Stockholder is a general or limited partnership, then such Stockholder is a partnership duly formed, validly existing and in good standing under the laws of the jurisdiction in which it was formed. If such Stockholder is a limited liability company, then such Stockholder is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction in which it was formed.

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3.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not: (i) if such Stockholder is a corporation, limited liability company or other entity or organization, conflict with or violate any of the charter or organizational documents of such Stockholder or any resolution adopted by the equity holders, the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Stockholder; (ii) conflict with or violate in any material respect any Applicable Law or Order applicable to such Stockholder or by which such Stockholder or any of its properties is or may be bound or affected; or (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to any other Person (with or without notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time or both) in the creation of any Lien on any of such Stockholder’s Subject Shares pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of its properties is or may be bound or affected, except in the case of the foregoing clauses (ii) or (iii) as would not prevent, materially interfere with, materially delay or materially impair such Stockholder’s ability to perform such Stockholder’s obligations under this Agreement.

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any notice to, or approval or consent of, any Person, except where the failure to obtain such approval or consent would not prevent, materially interfere with, materially delay or materially impair such Stockholder’s ability to perform such Stockholder’s obligations under this Agreement.

3.3 Title to Securities. As of the date of this Agreement such Stockholder Owns (free and clear of any Liens, except where such Lien would not prevent, materially interfere with, materially delay or materially impair Stockholder’s ability to perform such Stockholder’s obligations under this Agreement), subject to applicable community property laws, the number of outstanding Company Common Shares, Company Stock Options and Company Restricted Stock Units set forth on such Stockholder’s signature page of this Agreement.

Section 4. MISCELLANEOUS

4.1 Stockholder Information. Each Stockholder hereby agrees to permit Parent, Merger Sub and the Company to publish and disclose in the Schedule TO, the Offer Documents and/or the Schedule 14D-9 (or any other filing made pursuant to Applicable Law) such Stockholder’s identity and ownership of Company Common Shares and the nature of such Stockholder’s commitments, arrangements, understandings and obligations under this Agreement and each Stockholder shall reasonably cooperate with Parent, Merger Sub and the Company in collecting such information reasonably required for them to publish and disclose such information. Nothing in this Agreement shall preclude the Stockholders from making such filings as are required by Applicable Law in connection with the execution or performance of this Agreement.

4.2 Fiduciary Duties. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as an Owner of such Stockholder’s Subject Shares, and no Stockholder shall be deemed to be making any agreement in this Agreement in the capacity as a director, officer or any other fiduciary of the Company or any of its Subsidiaries (or any other Person if the Stockholder is serving in

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such capacity at the request of the Company or any of its Subsidiaries). Nothing in this Agreement is intended to or shall be deemed in any manner to limit any Person’s ability to take or fulfill, or refrain from taking or fulfilling, actions, fiduciary duties or other obligations as a director, officer or any other fiduciary of the Company or any of its Subsidiaries (or any other Person if the Stockholder is serving in such capacity at the request of the Company or any of its Subsidiaries). Parent shall not assert any claim that any action taken in any Person’s capacity as a director, officer or any other fiduciary of the Company or any of its Subsidiaries (or any other Person if the Stockholder is serving in such capacity at the request of the Company or any of its Subsidiaries) violates any provision of this Agreement.

4.3 Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional proxies, consents, certificates, instruments and documents, and shall take such further actions, as are reasonably necessary and as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

4.4 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including e-mail, provided that the sender of such e-mail does not receive an automatic reply from the intended recipient’s e-mail server indicating that the recipient did not receive such e-mail) and shall be given, if to a Stockholder:

at the address set forth on such Stockholder’s signature page of this Agreement;

with a copy to

ACV Auctions Inc.

640 Ellicott Street, #321

Buffalo, New York

Attn:	Chief Legal and Administrative Officer
E-mail:	[***]

and if to Parent or Merger Sub, to:

Copart, Inc.

14185 Dallas Parkway

Suite 300

Dallas, TX 75254

Attn:	Joe Meister, Vice President & Associate General Counsel
E-mail:	[***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention:	Martin Korman

Douglas K. Schnell

Broderick K. Henry, Jr.

E-mail:	[***]

[***]

[***]

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto.

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4.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

4.6 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to such subject matter. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

4.7 Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties.

4.8 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

4.9 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement required to be performed by any party were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The Stockholders agree that, in the event of any breach or threatened breach by a Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it at law or in equity, including monetary damages) to obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. The Stockholders further agree: (i) that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.9, and Stockholder irrevocably waives any right Stockholder may have to require the obtaining, furnishing or posting of any such bond or similar instrument; and (ii) not to assert that (A) a remedy of specific performance or an injunction is unenforceable, invalid, contrary to law or inequitable for any reason or (B) a remedy of monetary damages would provide an adequate remedy.

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4.10 Applicable Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) Each of the parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Proceeding relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 4.4 or in such other manner as may be permitted by applicable law, and nothing in this Section 4.10 will affect the right of any party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Proceeding arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Proceeding in the Chosen Courts or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Proceeding relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each party agrees that a final judgment in any Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER, THE MERGER AGREEMENT, OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.10.

4.11 Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered by electronic delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an electronic delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an electronic delivery, as a defense to the formation of a contract, and each party forever waives any such defense.

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4.12 Independence of Obligations. The covenants and obligations of each Stockholder set forth in this Agreement shall be construed as independent of any other contract to which such Stockholder is a party. The existence of any claim or cause of action by a Stockholder against Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against such Stockholder. Nothing in this Agreement shall limit any of the rights or remedies of any Person under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of a Stockholder under any agreement to which such Stockholder is a party; and nothing in the Merger Agreement shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Agreement.

4.13 Termination. This Agreement shall terminate upon the earlier of the Expiration Time and, with respect to any Stockholder, the mutual written agreement of Parent and such Stockholder, without any further obligation or liability of the applicable parties under this Agreement; provided, however, that: (a) Section 2.4 and this Section 4 shall survive the Expiration Time and shall remain in full force and effect; and (b) the occurrence of the Expiration Time shall not relieve a Stockholder from any liability arising from fraud or from the intentional and material breach of this Agreement by such Stockholder prior to the Expiration Time. In addition, and without limiting the foregoing, if the Merger Agreement is terminated in accordance with its terms, Parent shall cause Merger Sub to promptly return or caused to be returned to the Stockholder any Stockholder Subject Shares tendered by the Stockholder. For the avoidance of doubt, this Agreement shall terminate with respect to obligations relating to Company Common Shares transferred by any Stockholder to any Person who is not a Stockholder.

4.14 No Ownership Rights. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the applicable Stockholder and neither Parent nor any of its Affiliates shall possess any power or authority to direct any Stockholder in the voting or disposition of any of the Subject Shares, except as otherwise specifically provided in this Agreement.

[Signature page follows.]

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The parties have caused this Agreement to be duly executed as of the date first written above.

COPART, INC.

By:
	Name:	A. Jayson Adair
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

[STOCKHOLDER]

By:

Address:

Shares Owned:
Company Stock Options Owned:
Company Restricted Stock Units (including Performance Units) Owned:

[Signature Page to Support Agreement]

Exhibit 99.1

Copart to Acquire ACV, Expanding Position Across the Vehicle Remarketing Ecosystem

•	Combination creates a full-spectrum, digital vehicle remarketing platform spanning dealer trade-ins, wholesale remarketing, salvage disposition, and international resale

•	Provides an immediate, scaled position in the dealer-to-dealer vehicle auction channel and expanded volume with attractive commercial opportunities across the combined portfolio

•	Strengthens technology capabilities with ACV’s differentiated dealer-focused vehicle-data tools

•	Transaction expected to accelerate revenue growth and be accretive to Copart EPS in fiscal 2028 and beyond

•	Copart to host conference call at 5:30 p.m. Eastern Time today

DALLAS, TEXAS AND BUFFALO, NEW YORK, September 10, 2026 – Copart, Inc. (NASDAQ: CPRT), a global leader in online vehicle auctions, and ACV (NYSE: ACVA), a leading digital automotive marketplace and data services partner for dealers and commercial clients, today announced a definitive agreement under which Copart will acquire all outstanding shares of ACV common stock for $10.50 per share in cash, representing an implied equity value of approximately $1.9 billion. The per-share purchase price represents a premium of approximately 45% to ACV’s unaffected closing stock price on August 10, 2026 (the last trading day prior to published media reports regarding a potential transaction involving ACV) and a premium of approximately 41% to ACV’s 30-day volume-weighted average price for the period ending September 9, 2026.

The addition of ACV’s market-leading digital wholesale platform for vehicle resale creates a new growth vector for Copart, extending its reach with dealer-to-dealer wholesale remarketing and strengthening its position across the full vehicle lifecycle. Copart will leverage its global buyer network and physical infrastructure, including more than 250 locations, which will support ACV’s scalable commercial wholesale platform and national buyer and inspector network to further grow the combined company’s marketplace.

“This acquisition reflects a significant milestone in our growth strategy by creating an industry-leading end-to-end vehicle remarketing platform that is fully digital,” said Jay Adair, Chief Executive Officer of Copart. “ACV has built a differentiated, technology-driven marketplace that perfectly complements our extensive physical infrastructure and expansive buyer network. With ACV, we are uniquely positioned to drive efficiency and productivity throughout the entire automotive ecosystem, bringing greater transparency and superior economic outcomes to our customers for every vehicle, regardless of its condition. Copart has strong momentum, and this acquisition fits squarely within our growth pillars, including domestic whole-car expansion and technology-enabled services, as we continue to invest in our business on behalf of our customers.”

“ACV’s mission has been to transform the automotive industry by building the most trusted and efficient digital marketplace and data solutions for sourcing, selling, and managing used vehicles,” said George Chamoun, Chief Executive Officer of ACV. “By joining forces with Copart, we will be positioned to advance our mission, drive market expansion, and accelerate innovation with global scale. Together, we will deliver even more value to our dealer and commercial partners by offering expanded capabilities, including leveraging Copart’s nationwide footprint and a combined demand engine that ensures the right vehicle gets to the right buyer. I am deeply grateful to our team, whose tremendous work and creativity have fueled ACV’s market leadership, and we look forward to working with Jay and the Copart team in this exciting next chapter.”

Strategic and Financial Benefits

•

Establishes an industry-leading, fully complete remarketing platform: The combined company will participate across the vehicle lifecycle, from dealer trade-ins and wholesale remarketing to salvage disposition and international resale. Copart and ACV together will have one of the industry’s largest vehicle condition datasets, allowing the combined company to deliver better experiences across its customer base.

•

Generates significant commercial opportunities with an expanded portfolio: ACV’s complementary position in the dealer-to-dealer auction channel will create strong growth opportunities for the combined company, including cross-selling buyers and sellers and expanding transportation services and commercial vehicle operations.

•

Deepens technology services and AI capabilities: ACV brings innovative dealer-focused inspection technology, condition data, and AI-powered valuation tools. These will strengthen Copart’s existing products and services to create a differentiated vehicle-data platform.

•

Delivers meaningful cost synergies and accretion: The combined company expects to realize near-term cost and revenue synergies across dealer, commercial, and retail channels. The transaction is expected to be neutral on Copart’s earnings per share in the first full year of ownership and accretive in fiscal 2028 and beyond.

Transaction Details

Under the terms of the definitive merger agreement, Copart, through a subsidiary, will promptly commence a tender offer to acquire all outstanding shares of ACV common stock for $10.50 per share in cash. The consummation of the tender offer is subject to the tender of at least a majority of the outstanding shares of ACV common stock, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions. Following the successful completion of the tender offer, a subsidiary of Copart will merge with ACV, and any remaining shares of ACV common stock not tendered will be cancelled and converted into the right to receive the same $10.50 per share in cash paid in the tender offer.

Copart intends to fund the transaction through cash on hand, maintaining sufficient balance sheet flexibility to continue pursuing organic and inorganic investments. The transaction is not subject to any financing condition.

The boards of directors of both companies have unanimously approved the transaction, which is expected to close by calendar year-end 2026.

Following the close of the transaction, ACV will operate as an independent subsidiary of Copart led by ACV’s existing leadership team.

Earnings Announcement and Conference Call Details

In a separate release issued today, Copart reported its financial results for the fourth quarter and full fiscal year 2026.

Copart will host a conference call for the financial community at 5:30 p.m. Eastern Time (4:30 p.m. Central Time) today to discuss its financial results for the fourth quarter and full fiscal year 2026 and the transaction announcement. A live webcast and related presentation materials will be available on Copart’s investor relations site at https://www.copart.com/investorrelation. The webcast replay and presentation will be available following the call.

Advisors

Evercore is serving as financial advisor to Copart, Wilson Sonsini Goodrich & Rosati, Professional Corporation is serving as legal counsel, and FGS Global is serving as strategic communications advisor.

J.P. Morgan Securities LLC is serving as exclusive financial advisor and provided a fairness opinion to ACV, Davis Polk & Wardwell LLP is serving as legal counsel, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor.

About Copart

Copart, Inc., founded in 1982, is a global leader in online vehicle auctions. Copart’s innovative technology and online auction platforms connect vehicle consignors to approximately 1 million members in over 185 countries. Copart offers a comprehensive suite of vehicle remarketing services to insurance companies, financial institutions, dealers, rental car companies, charities, fleet operators, and individuals, and offers vehicles via auction to dealers, dismantlers, rebuilders, exporters, and the general public. With operations at over 250 locations in 11 countries, Copart sold more than 4 million units in the last year. Copart currently operates in the United States (Copart.com), Canada (Copart.ca), the United Kingdom (Copart.co.uk), Brazil (Copart.com.br), the Republic of Ireland (Copart.ie), Germany (Copart.de), Finland (Copart.fi), the United Arab Emirates, Oman and Bahrain (Copartmea.com), and Spain (Copart.es). For more information, or to become a Member, visit Copart.com/Register.

About ACV

ACV is on a mission to transform the automotive industry by building the most trusted and efficient digital marketplace and data solutions for sourcing, selling and managing used vehicles with transparency and comprehensive insights that were once unimaginable. ACV offerings include ACV Auctions, ACV Transportation, ACV Capital, ACV MAX, ClearCar, VIPER, and True360.

For more information about ACV, visit www.acvauto.com.

Trademark reference: ACV, the ACV logo, ClearCar, ACV Max and VIPER are registered trademarks or trademarks of ACV Auctions, Inc. or its affiliates in the United States and/or other countries. All other trademarks referenced herein are the property of their respective owners.

Contacts

Copart

Investors:

Investor Relations

investor.relations@copart.com

Media:

John Christiansen / Robin Weinberg

copart@fgsglobal.com

ACV

Investors:

Tim Fox

tfox@acvauctions.com

ICR

ACVAuctionsIR@icrinc.com

Media:

Maura Duggan

mduggan@acvauctions.com

Greg Klassen

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

ACVA-JF@joelefrank.com

Additional Information and Where to Find It

The tender offer has not yet commenced. This document is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of ACV or any other entity, nor is it a substitute for any tender offer materials that Copart, Apple Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Copart (“Merger Sub”) or ACV will file with the U.S. Securities and Exchange Commission (“SEC”). A solicitation and an offer to buy securities of ACV will be made only pursuant to an offer to purchase and related materials that Copart and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, Copart and Merger Sub will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC, and ACV thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

SECURITYHOLDERS AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITYHOLDERS SHOULD READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of ACV at no expense to them.

The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “Financial Resources—All SEC filings” section of Copart’s investor relations website at https://www.copart.com/content/us/en/investor-relations. The Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that ACV has filed with or furnished to the SEC will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “SEC Filings” section of ACV’s investor relations website at https://investors.acvauto.com.

Forward-Looking Statements

The contents of this press release include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance.

Forward-looking statements include, without limitation, statements regarding the tender offer, the merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of ACV and Copart, including, without limitation, the anticipated benefits, cost and revenue synergies and other opportunities of the transaction, the expected impact of the transaction on Copart’s revenue growth, the combined company’s growth profile and strategy, the expected impact to Copart’s earnings per share, and the ability of Copart to integrate ACV and to advance its business, products, technology and platform; and any assumptions underlying any of the foregoing.

Copart’s and ACV’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, uncertainties as to the timing of the tender offer and the merger; the risk that the tender offer or the merger may not be completed in a timely manner or at all; uncertainties as to the percentage of ACV’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for ACV will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), including the risk that the anticipated cost and revenue synergies and other benefits of the transaction are not realized when expected or at all; risks related to the integration of ACV’s business, operations, technology and personnel; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require ACV to pay a termination fee or other expenses; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on Copart’s business; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on ACV’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from Copart’s and ACV’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense, indemnification and liability.

A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in Copart’s SEC filings and reports, including in Copart’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as in ACV’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this press release. Copart undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Exhibit 99.2

September 10th, 2026 Copart to Acquire ACV Auctions Expanding Copart’s Leadership Position Across the Vehicle Remarketing Ecosystem

Additional Information and Where to Find It The tender offer has not yet commenced. This document is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of ACV Auctions Inc. (“ACV”) or any other entity, nor is it a substitute for any tender offer materials that Copart, Inc. (“Copart”), Apple Sub, Inc. or ACV will file with the U.S. Securities and Exchange Commission (“SEC”). A solicitation and an offer to buy securities of ACV will be made only pursuant to an offer to purchase and related materials that Copart and Apple Sub, Inc. intend to file with the SEC. At the time the tender offer is commenced, Copart and Apple Sub, Inc. will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC, and ACV thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. SECURITYHOLDERS AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITYHOLDERS SHOULD READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of ACV at no expense to them. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “Financial Resources—All SEC filings” section of Copart’s investor relations website at https://www.copart.com/content/us/en/investor-relations. The Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that ACV has filed with or furnished to the SEC will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “SEC Filings” section of ACV’s investor relations website at https://investors.acvauto.com. Forward-Looking Statements The contents of this presentation include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements include, without limitation, statements regarding the tender offer, the merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of ACV and Copart, including, without limitation, the anticipated benefits, cost and revenue synergies and other opportunities of the transaction, the expected impact of the transaction on Copart’s revenue growth, the combined company’s growth profile and strategy, the expected impact to Copart’s earnings per share (“EPS”), and the ability of Copart to integrate ACV and to advance its business, products, technology and platform; and any assumptions underlying any of the foregoing. Copart’s and ACV’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, uncertainties as to the timing of the tender offer and the merger; the risk that the tender offer or the merger may not be completed in a timely manner or at all; uncertainties as to the percentage of ACV’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for ACV will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), including the risk that the anticipated cost and revenue synergies and other benefits of the transaction are not realized when expected or at all; risks related to the integration of ACV’s business, operations, technology and personnel; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require ACV to pay a termination fee or other expenses; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on Copart’s business; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on ACV’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from Copart’s and ACV’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense, indemnification and liability. A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in Copart’s SEC filings and reports, including in Copart’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as in ACV’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this presentation. Copart undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law.

Transaction to Create Significant Shareholder Value through Growth Enhancement and Synergies Key Transaction Summary Disciplined capital deployment squarely aligned with Copart’s growth pillars ? Acquisition of ACV Auctions Inc. for $10.50 / share or $1.9B Equity Value Key Terms ? ACV to operate as an independent subsidiary of Copartled by ACV’s existing leadership team Meaningful expected near-term cost synergies and revenue synergies across dealer, commercial, and retail channels Expected Synergies ? Accelerates two of Copart’s three strategic pillars: whole car strategy by expanding reach into dealer-to-dealer wholesale remarketing and technology services by adding ACV’s differentiated, dealer-focused, and technology-driven platform ? Expected to accelerate revenue growth and transform long-term growth profile Financial Impact ? Expected to be neutral on EPS in the first full year of ownership and accretive in FY2028 and beyond ? Transaction expected to be fully financed through existing cash on balance sheet Financing and Capital Return Policy ? Continued balance sheet flexibility to execute on growth strategies and build long-term shareholder value ? The boards of directors of both companies have unanimously approved the transaction ? Closing anticipated by calendar year-end 2026 Timing and next steps ? Subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of ACV Auctions and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 1

Bringing Together Two Highly Complementary Businesses to Drive Long-Term Value Creation Industry-Leading, Creates a fully complete, digital vehicle remarketing platform spanning dealer trade-ins, wholesale Comprehensive remarketing, salvage disposition, and international resale Remarketing Platform Copart’s global buyer network, physical footprint, scale, and financial resources + ACV’s digital Highly Synergistic marketplace, dealer relationships, and technology = compelling commercial growth opportunities and Assets expected operational efficiencies Advanced ACV’s innovative dealer-focused inspection technology, condition data, and AI valuation tools enhance Copart’s Technology and AI differentiated vehicle-data platform Capabilities Expanded Adds a scaled position in dealer-to-dealer wholesale and accelerates Copart’s commercial Addressable Market remarketing opportunity Multiple Opportunities for Accelerated Accelerated revenue growth in an expanded TAM with significant expected near-term cost and revenue Growth and Value synergies across dealer, commercial, and retail channels Creation Long-Term Strategy Aligned to Copart’s growth pillars across whole-car expansion and technology-enabled services and Financial Strong balance sheet and cash generation support the acquisition while preserving capacity for Discipline organic and inorganic investments

ACV Overview & Market Opportunity

A Scaled, Technology-Enabled Leader in Digital Automotive Wholesale Leader in Wholesale Automotive with Growing Strong Historical Double-Digit Revenue Growth Presence in Commercial Supported by Strong Data Platform and Network Effects $760 Robust Go-to-Market Engine Fuels $637 Continued Dealer Share Gain $481 $358 $422 Product Innovation Drives Future Revenue Growth Generating Profitable Growth through Scalable Business Model 2021A 2022A 2023A 2024A 2025A ACV Today ACV provides trusted technology, services, and intelligence for wholesale automotive in the US and Europe, with customizable solutions for Commercial partners, Dealers, and OEMs 70K+ 850+ $10B+ 22K+ Monthly Transactions US Vehicle Inspectors Annual GMV Unique buyers (2025)

Strong Secular Tailwinds Support Continued Growth Across the Vehicle Remarketing Ecosystem Rising Vehicle Increasing Growing & Aging Accelerating Complexity & Importance Vehicle Parc Digital Adoption Repair Costs of Data & AI U.S. Light ADAS Motor Vehicle Vehicles in Average Light Calibrations as Dealers Preferring Only Digital Maintenance & Dealer AI Adoption Operation Vehicle Age % of Repairable Auction Platforms Repair Costs (Millions) Appraisals CPI Index (2019 = 100) ~64% 289 13 23% 39% 146 ~50% 258 28% 11 92 1% 2015A 2025A 2010A 2025A 2015A 2025A 2017A 2025A Dec 2025 Jun 2026 2024A 2025A A larger and older vehicle More complex vehicles and Dealers are increasingly shifting Growing AI adoption underscores population drives greater demand rising repair costs contribute inventory sourcing and disposition the increasing importance of for remarketing and salvage to higher total-loss activity to digital channels for greater technology and data across disposition over time and greater need for accurate speed, convenience, and reach dealer workflows vehicle data These tailwinds are expanding and digitizing the vehicle remarketing industry, creating significant opportunity for continued growth and value creation Source: Bloomberg, Mobility Global, CCC Intelligent Solutions, U.S. Bureau of Labor Statistics, U.S. Bureau of Transportation Statistics, Note: ADAS refers to Advanced Driver Assistance Systems 4 J.P. Morgan Annual Franchise Dealership Survey, CDK Global Friction Points Study

ACV’s Proprietary Vehicle Intelligence and Data Ecosystem Drive Better Decision-Making and Outcomes on the Platform Workflow Dealer Inspection ? ACV MAX ? Professional inspection network ? ClearCar ? Self-inspection ? Dealer appraisal / acquisition ? Computer vision ? Marketplace integration ? Virtual Lift ? VIPER Intelligence Data ? 2.3M marketplace transactions ? ML-based pricing ? 64M auction bids ? Condition-adjusted valuations ? 1.2B user events ? Hyper-local pricing ? 1.6B price estimates ? Inventory decisioning ? 50M+ vehicle history records ? 250+ data points per car

A Compelling Strategic Combination

Bringing Together Two Adjacent, Large Vehicle Remarketing Verticals ~289M1 U.S. Vehicles in Operation ~39M3 Annual Used-Vehicle Transactions ~13M2 Vehicles Removed from Operation ~20M3,4 flow through Dealer / Used-Vehicle Wholesale / Commercial ~5M4 flow through Salvage Vehicle Auctions Vehicles that remain in operation remarketed Aged, damaged, or totaled vehicles entering between dealers and commercial buyers salvage disposition ACV Dealers & Digital Wholesale Dealer Aged, Damaged, Copart Online Buyers / Export / Commercial Sellers Marketplace Buyers or Totaled Vehicles Auctions Rebuilders Leading Digital Automotive Global Leader in Online Marketplace Vehicle Auctions Fully Complete Vehicle Remarketing Platform Participation across dealer-to-dealer wholesale, commercial remarketing, salvage disposition, and international resale Expands Copart’s addressable market and strengthens its position across the used vehicle lifecycle Source: Mobility Global, Cox Automotive 6 1. Light vehicles in operation per Mobility Global 2025 study 2. 4.5% scrappage rate per Mobility Global 3. 2025 values per Manheim Used Vehicle Value Index 4. Copart Estimate

Copart Brings Differentiated Capabilities to Accelerate ACV’s Growth while ACV Expands Copart’s Addressable Market Leadership & Copart brings long-term visionary leadership and ACV’s asset-light digital auction platform gives Operating resources to drive growth and fund technology, GTM, Digital Copart immediate, scaled access to dealer-to-dealer Resources infrastructure, and adjacent opportunities Marketplace wholesale Copart’s global buyer network increases liquidity and Buyer could improve outcomes across select vehicle Demand categories ACV’s franchise and independent dealer base adds Dealer upstream supply Copart does not currently address Relationships Physical Copart’s 250 Infrastructure facilities, of which 25 have dedicated wholesale capabilites, can support vehicle storage, processing, and commercial remarketing ACV’s inspection, pricing, and inventory software will enhance Copart’s can Technology digitize and automate Copart’s remarketing operations Commercial Copart’s insurance and commercial relationships create distribution channels for ACV’s marketplace and Relationships technology ACV’s proprietary condition and pricing data can Vehicle Global Copart provides infrastructure and relationships that sharpen dealer valuation accuracy and support new Intelligence monetization Footprint could accelerate ACV’s international expansion With ACV, Copart Can Reach New Markets, Scale Digital As part of Copart, ACV Can Grow and Scale Faster Capabilities, and Enhance Long-Term Shareholder Value

Transaction Accelerates Self-Reinforcing Effects of the Platform More Marketplace More Vehicle & Participants Market Data Greater Scale Greater SCALED, DIGITAL DATA & Product Liquidity MARKETPLACE TECHNOLOGY Expansion Better Greater Areas expected to be enhanced following proposed business Experience Efficiency combination 8

Closing Remarks

Bringing Together Two Highly Complementary Businesses to Drive Long-Term Value Creation Industry-Leading, Expanded Comprehensive Addressable Remarketing Market Platform Multiple Highly Synergistic Opportunities for Assets Accelerated Growth and Value Creation Advanced Long-Term Strategy Technology and AI and Financial Capabilities Discipline 9